Dreyfus Premier Managed Income Fund

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

Dreyfus Premier Managed Income Fund

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Managed Income Fund covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with the fund's portfolio manager, Kent Wosepka.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, causing heightened volatility in most sectors of the U.S. bond market. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, many fixed-income investors began to anticipate higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Kent Wosepka, Portfolio Manager

How did Dreyfus Premier Managed Income Fund perform relative to its benchmark?

For the six-month period ended June 30, 2004, Dreyfus Premier Managed Income Fund achieved total returns of 0.51% for Class A shares, 0.04% for Class B shares, 0.05% for Class C shares and 0.64% for Class R shares.[1] In comparison, the fund's benchmark, the Lehman Brothers U.S. Aggregate Index (the "Index"), produced a total return of 0.15% for the same period.[2]

Although the bond market was under pressure during the first half of 2004 as investors anticipated higher short-term interest rates, the fund benefited from its investments in inflation-protected securities, European debt and non-investment-grade U.S. corporate bonds that generally held their values better than U.S. Treasury securities. As a result, the fund's returns were in line with its benchmark during the reporting period.

What is the fund's investment approach?

The fund seeks high current income consistent with what is believed to be prudent risk of capital.

The fund invests at least 65% of its total assets in various types of U.S. government and corporate debt obligations rated investment-grade (or their unrated equivalent as determined by Dreyfus). The fund also normally invests at least 65% of its total assets in debt obligations having effective maturities of 10 years or less. We do not attempt to match the sector percentages of any index, nor do we attempt to predict the direction of interest rates by substantially altering the fund's sensitivity to changes in rates. Instead, the heart of our investment process is selecting individual securities that possess a combination of superior fundamentals and attractive relative valuations.

What other factors influenced the fund's performance?

Early in 2004, economic reports showed continued gains in U.S. economic growth, but that strength did not appear to extend to the labor markets. As a result, interest rates remained near historically low levels, and prospects for inflation seemed subdued. Consequently, the Federal Reserve Board (the "Fed") left short-term interest rates unchanged at 1%, their lowest level since 1958.

In early April, however, the U.S. Labor Department released data showing unexpectedly strong job growth, and oil and gas prices rose sharply, causing fixed-income investors to anticipate a reacceleration of inflation. For its part, the Fed indicated in public comments that it was prepared to raise interest rates. Indeed, on June 30, the last day of the reporting period, the Fed increased the overnight federal funds rate by 25 basis points. In this environment, the fund's holdings of treasury inflation-adjusted securities outperformed "traditional" U.S. Treasury securities, benefiting its performance.

In addition, non-investment-grade U.S. corporate bond prices, which respond primarily to credit-quality trends, fared better than comparable U.S. Treasury securities during the reporting period. The fund received particularly strong contributions from non-investment-grade corporate bonds, which are not part of the Index and are currently still held by the fund. For example, Tyco International, a diversified manufacturing conglomerate, saw its credit rating upgraded on the strength of rising profits and its recovery from the corporate scandals associated with prior management. The fund also enjoyed good performance from investment-grade corporate bonds issued by AT&T Wireless Services, which was acquired during the reporting period by Cingular Wireless LLC.

While a strong economy drove U.S. interest rates higher, sluggish economic conditions prevented interest rates in Europe from rising nearly as much as they did in the United States. As a result, the portfolio's holdings of European government bonds fared relatively well. In addition, as we generally avoided the more riskier emerging-market debt issues, the fund's emerging market selection yielded overall positive results for the reporting period as a whole.

Another factor positively influencing the fund's overall performance was the fund's shorter than average duration — a measure of sensitivity to

changing interest rates — early in the reporting period. As the reporting period progressed, we increased our duration slightly in response to what we believed was the end of a market "sell-off." However, higher energy prices and a strengthening job market later in the reporting period led to a drop in bond prices and conversely higher yields. As a result, our slightly longer duration detracted from the fund's performance later in the reporting period, but overall, our defensive positioning for most of the reporting period helped the fund's relative returns.

What is the fund's current strategy?

In our view, recent comments from the Fed suggest that its June 30 rate hike was the first in a series of periodic and gradual increases. While yields of longer-term securities have already risen to some extent to reflect this expectation, as of the end of the reporting period we continue to believe that intermediate-term and long-term bond yields are likely to rise further. Therefore, we have maintained the fund's average duration in a range that is shorter than that of the Index, which should enable us to capture higher yields more quickly should the opportunity arise. In the meantime, we intend to continue to emphasize corporate bonds, which we expect to benefit from an improving U.S. economy, and European bonds, which may perform relatively well in a relatively stable U.S interest-rate environment. Finally, we may focus more intently on emerging-markets debt if, as we expect, the global economy continues to improve.

July 15, 2004

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Lehman Brothers U.S. Aggregate Index is a widely accepted, unmanaged total return index of corporate, U.S. government and U.S. government agency debt instruments, mortgage-backed securities and asset-backed securities with an average maturity of 1-10 years.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Bonds and Notes−110.4%	Principal Amount [a]	Value ($)
Advertising−.1%		
Lamar Media,		
Notes, 7.25%, 2013	30,000	**30,675**
Asset-Backed Ctfs.−Auto Loans−4.6%		
Americredit Automobile Receivable Trust,		
Ser. 2000-D, Cl. A4, 1.57%, 2007	56,581 [b]	56,673
BMW Vehicle Owner Trust:		
Ser. 2004-A, Cl. A1, 1.18%, 2005	460,544	459,968
Ser. 2004-A, Cl. A4, 3.32%, 2009	145,000	143,618
DaimlerChrysler Auto Trust,		
Ser. 2003-A, Cl. A4, 2.88%, 2009	305,000	303,084
Ford Credit Owner Trust,		
Ser. 2004-A, Cl. C, 4.19%, 2009	50,000	50,031
Honda Auto Receivables Owner Trust,		
Ser. 2004-1,Cl. A1, 1.139%, 2005	254,199	254,131
Nissan Auto Receivables Owner Trust,		
Ser. 2003-C, Cl. A4, 2.7%, 2007	490,000	486,333
Whole Auto Loan Trust,		
Ser. 2003-1, Cl. A2A, 1.4%, 2006	719,748	719,225
		2,473,063
Asset−Backed Ctfs.−Credit Cards−7.8%		
American Express Master Trust,		
Ser. 2002-1, Cl. A, 1.31%, 2005	435,000 [b]	435,520
Capital One Multi-Asset Execution Trust:		
Ser. 2002-B1, Cl. B1, 1.92%, 2008	565,000 [b]	568,216
Ser. 2003-B2, Cl. B2, 3.5%, 2009	85,000	85,382
Ser. 2003-C4, Cl. C4, 6%, 2013	390,000	402,154
Ser. 2004-C1, Cl. C1, 3.4%, 2009	230,000	226,455
Chase Credit Card Master Trust:		
Ser. 2000-3, Cl. A, 1.37%, 2008	245,000 [b]	245,502
Ser. 2002-2, Cl. C, 2.14%, 2007	300,000 [b]	301,346
Ser. 2002-6, Cl. B, 1.59%, 2008	220,000 [b]	220,732
Ser. 2002-8, Cl. A, 1.30%, 2008	185,000 [b]	185,212
Citibank Credit Card Issuance Trust:		
Ser. 2000-B1, Cl. B1, 7.05%, 2007	90,000	94,746
Ser. 2002-A2, Cl. A2, 1.28%, 2007	440,000 [b]	440,268
MBNA Credit Card Master Note Trust:		
Ser. 1997-J, Cl. A, 1.36%, 2007	735,000 [b]	735,597
Ser. 2002-A1, Cl. A1, 4.95%, 2009	140,000	145,791
Ser. 2004-A4, Cl. A4, 2.7%, 2009	100,000	97,885
		4,184,806

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Asset−Backed Ctfs.−Equipment−.5%		
John Deere Owner Trust,		
Ser. 2004-A, Cl. A1, 1.14%, 2005	267,736	**267,147**
Asset−Backed Ctfs.−Home Equity Loans−.9%		
Ameriquest Mortgage Securities,		
Ser. 2004-FR1, Cl. A3, 2.65%, 2034	140,000	137,886
Chase Funding Mortgage Loan,		
Ser. 2003-4, Cl. 2A1, 1.42%, 2021	322,676 [b]	322,876
CitiFinancial Mortgage Securities,		
Ser. 2003-2, Cl. AV1, 1.4%, 2033	5,550 [b]	5,554
		466,316
Asset−Backed Ctfs.−Manufactured Homes−.1%		
Vanderbilt Mortgage Finance,		
Ser. 1999-A, Cl. 1A6, 6.75%, 2029	80,000	**80,049**
Asset−Backed Ctfs.−Student Loans−.1%		
SLM Student Loan Trust,		
Ser. 2001-2, Cl. A1L, 1.21%, 2009	43,502 [b]	**43,666**
Automotive−1.2%		
DaimlerChrysler,		
Notes, 7.75%, 2005	260,000	272,121
Notes, Ser. A, 7.375%, 2006	160,000	171,872
ERAC USA Finance,		
Notes, 7.95%, 2009	100,000 [c]	115,190
General Motors:		
Discount Debs., 0/7.75%, 2036	180,000 [d]	67,553
		626,736
Banking−4.4%		
Bank One,		
Notes, 6.5%, 2006	255,000	269,205
Chevy Chase Bank,		
Sub. Notes, 6.875%, 2013	145,000	145,725
City National,		
Sr. Notes, 5.125%, 2013	75,000	72,947
HBOS Capital Funding,		
Bonds, 6.071%, 2049	260,000 [b,c]	261,523
Industrial Bank of Korea,		
Sub. Notes, 4%, 2014	75,000 [b,c]	70,250
National Westminster Bank,		
Sub. Notes, 7.375%, 2009	320,000	362,874

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Banking (continued)		
Northern Rock,		
Notes, 5.6%, 2049	140,000 [b,c]	136,279
Union Planters Bank,		
Notes, 5.125%, 2007	150,000	157,379
Washington Mutual:		
Notes, 2.4%, 2005	315,000	312,913
Sub. Notes, 4.625%, 2014	145,000	132,497
Zions Bancorp,		
Sub. Notes, 6%, 2015	410,000	414,219
		2,335,811
Building & Construction—.5%		
American Standard,		
Sr. Notes, 7.375%, 2008	40,000	43,400
D.R. Horton:		
Sr. Notes, 5%, 2009	100,000	98,625
Sr. Notes, 8.5%, 2012	105,000	116,550
		258,575
Cable/Media—3.5%		
British Sky Broadcasting:		
Notes, 6.875%, 2009	191,000	208,807
Sr. Notes, 8.2%, 2009	60,000	69,202
CSC ,		
Sr. Notes, 6.75%, 2012	45,000 [c]	43,425
Cablevision Systems,		
Sr. Notes, 5.67%, 2009	75,000 [b,c]	77,250
Cox Communications,		
Notes, 7.125%, 2012	260,000	285,396
DirecTV Holdings/Finance,		
Sr. Notes, 8.375%, 2013	50,000	55,563
Echostar DBS:		
Sr. Notes, 5.75%, 2008	45,000	44,606
Sr. Notes, 10.375%, 2007	190,000	204,013
Liberty Media,		
Notes, 3.5%, 2006	465,000 [e]	464,402
News America,		
Debs., 7.25%, 2018	130,000	143,673
Rogers Cable,		
Sr. Secured Notes, 6.25%, 2013	75,000	70,982
Salem Communications,		
Sr. Sub. Notes, 7.75%, 2010	80,000	82,100

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Cable/Media (continued)		
Univision Communications,		
Sr. Notes, 7.85%, 2011	95,000	109,705
		1,859,124
Chemicals—.3%		
ICI Wilmington,		
Notes, 4.375%, 2008	145,000 [e]	**142,377**
Commercial Mortgage		
Pass-Through Ctfs.—4.0%		
Bear Stearns Commercial Mortgage Securities,		
Ser. 2003-T12, Cl. A3, 4.24%, 2039	295,000	285,444
CS First Boston Mortgage Securities,		
Ser. 2001-CF2, Cl. A4, 6.505%, 2034	135,000	146,280
Calwest Industrial Trust,		
Ser. 2002-CALW, Cl. A, 6.127%, 2017	70,000 [c]	73,254
Chase Commercial Mortgage Securities,		
Ser. 1997-2, Cl. C, 6.6%, 2029	40,000	43,014
Countrywide Alternative Loan Trust,		
Stripped Security, Interest Only Class,		
Ser. 2004-J5, Cl. 1AIO, 0.75%, 2006	8,400,000 [f]	56,364
DLJ Commercial Mortgage,		
Ser. 1999-CG1, Cl. A1A, 6.08%, 2032	112,100	117,358
First Chicago/Lennar Trust,		
Ser. 1997-CHL1, Cl. D, 7.902%, 2039	275,000 [c]	284,367
GMAC Commercial Mortgage Securities,		
Ser. 1996-C1, Cl. F, 7.86%, 2006	250,000 [c]	269,427
J.P. Morgan Commercial Mortgage Finance:		
Ser. 1997-C5, Cl. A3, 7.088%, 2029	170,000	183,940
Ser. 1997-C5, Cl. B, 7.159%, 2029	105,000	114,497
Morgan Stanley Dean Witter Capital I,		
Ser. 1999-CAM1, Cl. A4, 7.02%, 2032	70,000	77,651
Ser. 1999-RM1, Cl. A2, 6.71%, 2031	200,000	218,281
Ser. 2001-PPM, Cl. A3, 6.54%, 2031	250,000	269,483
		2,139,360
Commercial Services—1.3%		
Aramark Services,		
Sr. Notes, 7%, 2007	500,000	540,064
Ford,		
Notes, 9.3%, 2030	145,000	160,188
		700,252

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Consumer–.0%		
Scotts,		
Sr. Sub. Notes, 6.625%, 2013	20,000	**20,100**
Containers–.4%		
Ball,		
Notes, 6.875%, 2012	140,000	142,800
Owens-Brockway Glass Containers,		
Sr. Secured Notes, 7.75%, 2011	65,000 [e]	67,925
		210,725
Environmental Control–1.1%		
Allied Waste:		
Sr. Notes, Ser. B, 7.625%, 2006	275,000	289,781
Sr. Notes, Ser. B, 8.875%, 2008	110,000	121,000
Waste Management:		
Sr. Notes, 7%, 2028	75,000	78,079
Sr. Notes, 7.375%, 2010	85,000	95,618
Sr. Notes, 7.375%, 2029	30,000	32,604
		617,082
Financial Services–8.0%		
Amvescap,		
Sr. Notes, 6.6%, 2005	450,000	463,574
Countrywide Home Loan,		
Notes, Ser. L, 1.26%, 2006	300,000 [b,e]	300,091
Ford Motor Credit,		
Notes, 6.5%, 2007	540,000	567,726
Notes, 7.6%, 2005	345,000	361,261
GMAC:		
Notes, 4.15%, 2005	335,000	338,896
Sr. Unsub. 5.85%, 2009	525,000	532,517
Glencore Funding,		
Notes, 6%, 2014	305,000 [c]	283,408
Goldman Sachs Capital I,		
Notes, 6.345%, 2034	80,000	75,367
J.P. Morgan Chase & Co.,		
Sub. Notes, 4.875%, 2014	130,000 [e]	122,709
Jefferies:		
Sr. Notes, 7.75%, 2012	55,000	62,415
Sr. Notes, Ser. B, 7.5%, 2007	70,000	77,615
Lehman Brothers,		
Notes, 4.8%, 2014	290,000 [e]	271,651

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Finance (continued)			
Leucadia National,			
Sr. Notes, 7%, 2013		135,000	134,156
Linde Finance,			
Notes, 6%, 2049	EUR	125,000	158,585
Morgan Stanley,			
Sub. Notes, 4.75%, 2014		120,000	110,925
SLM,			
Notes, 2.75%, 2005		160,000	159,971
St. George Funding,			
Bonds, 8.485%, 2049		100,000 [c]	113,522
Textron Financial,			
Notes, 7.125%, 2004		125,000	127,599
			4,261,988
Food & Beverages—.7%			
Del Monte,			
Sr. Sub. Notes, 8.625%, 2012		70,000	75,775
Pathmark Stores,			
Sr. Sub. Notes, 8.75%, 2012		70,000 [e]	70,350
Safeway,			
Sr. Notes, 4.125%, 2008		115,000	112,677
Stater Brothers,			
Sr. Notes, 8.125%, 2012		100,000 [c]	100,875
			359,677
Foreign/Governmental—8.4%			
Banco Nacional de Desenvolvimento Economico e Social,			
Unsub. Notes, 9.622%, 2008		150,000 [b,e]	152,389
Bundesobligation,			
Bonds, Ser. 140, 4.5%, 2007	EUR	990,000	1,254,429
Deutschland,			
Bonds, Ser. 2, 5%, 2012	EUR	1,055,000	1,361,218
Federal Republic of Brazil,			
Bonds, Ser. EI-L 2.063%, 2006		137,600 [b]	135,192
Notes, 12%, 2010		175,000	187,250
Republic of Bulgaria,			
Bonds, 8.25%, 2015		85,000 [c]	99,238
Republic of El Salvador:			
Notes, 8.5%, 2011		60,000 [c,e]	65,400
Notes, 9.5%, 2006		120,000	133,290

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Foreign/Governmental (continued)		
Republic of South Africa,		
Notes, 6.5%, 2014	120,000	121,500
Russian Federation:		
Unsub. Notes, 5%, 2030	160,000	146,400
Unsub. Notes, 10%, 2007	125,000	140,660
Unsub. Notes, 12.75%, 2028	90,000	131,299
Ukraine Government,		
Sr. Notes, 11%, 2007	154,003	166,549
United Mexican States:		
Notes, 6.625%, 2015	35,000	34,825
Notes, 8.375%, 2011	145,000	164,213
Notes, Ser. A, 6.375%, 2013	185,000 [e]	185,093
		4,478,945
Gaming & Lodging–4.2%		
Ameristar Casinos,		
Sr. Sub. Notes, 10.75%, 2009	35,000	40,075
Caesars Entertainment:		
Sr. Notes, 7%, 2004	100,000	100,000
Sr. Notes, 8.5%, 2006	50,000 [e]	54,500
Sr. Sub. Notes, 7.875%, 2005	80,000	84,300
Carnival:		
Debs., 6.65%, 2028	155,000	155,271
Notes, 3.75%, 2007	205,000	202,840
Notes, 7.05%, 2005	300,000	310,325
Coast Hotels & Casino,		
Sr. Sub. Notes, 9.5%, 2009	115,000	121,325
Horseshoe Gaming,		
Sr. Sub. Notes, Ser. B, 8.625%, 2009	235,000	246,163
Mohegan Tribal Gaming Authority,		
Sr. Notes, 8.125%, 2006	350,000	371,000
Sr. Sub. Notes, 8%, 2012	50,000	53,500
Royal Caribbean Cruises:		
Sr. Notes, 8.25%, 2005	175,000 [e]	182,000
Sr. Notes, 8.75%, 2011	140,000 [e]	155,750
Turning Stone Casino Entertainment,		
Sr. Notes, 9.125%, 2010	160,000 [c]	168,000
		2,245,049
Health Care–.9%		
Boston Scientific,		
Notes, 6.625%, 2005	275,000	282,857

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Health Care (continued)			
HCA,			
Sr. Notes, 7.125%, 2006		100,000	105,681
Wyeth:			
Bonds, 6.45%, 2024		50,000	47,676
Bonds, 6.5%, 2034		50,000	47,276
			483,490
Industrial—2.0%			
Hutchinson Whampoa International,			
Notes, 5.45%, 2010		135,000 [c]	132,718
International Steel,			
Sr. Notes, 6.5%, 2014		125,000 [c]	117,813
RPM International,			
Bonds, 6.25%, 2013		145,000 [c]	145,762
Teck Cominco,			
Notes, 7%, 2012		165,000	176,726
Tyco International:			
Notes, 6.125%, 2007	EUR	260,000	339,684
Notes, 6.125%, 2009		70,000	74,389
Notes, 6.375%, 2011		75,000	79,900
			1,066,992
Insurance—.6%			
ACE Ina,			
Notes, 5.875%, 2014		80,000	81,087
Principal Life Inc. Funding,			
Secured Notes, 1.152%, 2005		230,000 [b]	230,671
			311,758
Oil & Gas—.7%			
Amerada Hess,			
Notes, 7.3%, 2031		135,000	137,477
Pemex Project Funding Master Trust,			
Notes, 7.375%, 2014		205,000	210,125
XTO Energy,			
Sr. Notes, 6.25%, 2013		15,000	15,630
			363,232
Paper & Paper Related—1.7%			
Abitibi-Consolidated:			
Bonds, 8.3%, 2005		125,000	129,994
Debs., 8.5%, 2029		155,000	146,679

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Paper & Paper Related (continued)		
Domtar,		
Notes, 5.375%, 2013	140,000 [e]	133,367
Georgia-Pacific,		
Sr. Notes, 8.875%, 2010	120,000	136,500
Sappi Papier,		
Notes, 6.75%, 2012	240,000 [c]	256,506
UPM-Kymmene,		
Sr. Notes, 5.625%, 2014	100,000 [c]	99,087
		902,133
Pipelines−1.4%		
ANR Pipeline,		
Sr. Notes, 7%, 2025	50,000	51,000
Centerpoint Energy Resources,		
Sr. Notes, Ser. B, 7.875%, 2013	125,000	140,088
Consolidated Natural Gas,		
Notes, 7.25%, 2004	145,000	146,809
El Paso Natural Gas,		
Sr. Notes, Ser. A, 7.625%, 2010	130,000	133,900
Northwest Pipeline,		
Debs., 6.625%, 2007	210,000	217,350
Transcontinental Gas,		
Notes, 6.125%, 2005	60,000	61,200
		750,347
Publishing−.0%		
Dex Media Finance/ West,		
Sr. Notes, Ser. B, 8.5%, 2010	15,000	**16,425**
Racetracks−.2%		
Speedway Motorsports,		
Sr. Sub. Notes, 6.75%, 2013	105,000 [c]	**106,575**
Real Estate Investment Trusts−1.8%		
Archstone-Smith Trust:		
Notes, 3%, 2008	85,000	80,875
Sr. Notes, 5%, 2007	75,000	77,219
Boston Properties,		
Sr. Notes, 5.625%, 2015	85,000	83,159
Duke Realty,		
Sr. Notes, 6.95%, 2011	170,000	186,693
ERP Operating,		
Notes, 4.75%, 2009	55,000 [e]	55,119

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Real Estate Investment Trusts (continued)		
First Industrial,		
Notes, 5.25%, 2009	50,000	50,397
Notes, 6.42%, 2014	55,000 [c]	56,452
Healthcare Realty Trust,		
Sr. Notes, 8.125%, 2011	275,000	316,595
Rouse,		
Notes, 3.625%, 2009	40,000	38,042
		944,551
Residential Mortgage Pass-Through Ctfs.−1.4%		
Countrywide Alternative Loan Trust,		
Ser.2004-J5, Cl. 1A1, 1.53%, 2034	125,000 [b]	125,000
Granite Mortgages,		
Ser. 2003-3, Cl. 1A1, 1.23%, 2019	268,999 [b]	268,999
Permanent Financing,		
Ser. 3, Cl. A, 1.139%, 2004	350,000 [b]	349,970
Structured Asset Mortgage Investment,		
Ser. 1998-2, Cl. B, 6.75%, 2030	14,458	13,890
		757,859
Retail−.9%		
Office Depot,		
Sr. Notes, 6.25%, 2013	75,000	77,383
Yum! Brands,		
Sr. Notes, 7.65%, 2008	110,000	122,927
Sr. Notes, 8.875%, 2011	243,000	293,620
		493,930
State Government−1.3%		
Golden State Tobacco Securitization,		
Asset-Backed Ctfs., Ser. A-3, 7.875%, 2042	580,000	588,828
Sacramento County California Pension Funding,		
Bonds, Ser. C-1, 3.4225%, 2030	100,000	93,335
		682,163
Telecommunications−3.7%		
AT&T Wireless Services,		
Sr. Notes, 7.875%, 2011	125,000	142,370
Citizens Communications,		
Sr. Notes, 9.25%, 2011	65,000	68,023
Deutsche Telekom International Finance,		
Notes, 8.75%, 2030	245,000 [b]	299,056

Bonds and Notes (continued)		Principal Amount [a]	Value ($)
Telecommunications (continued)			
France Telecom,			
Notes, 8.75%, 2011		110,000 [b]	127,636
MCI:			
Sr. Notes, 5.908%, 2007		41,000	39,873
Sr. Notes, 6.688%, 2009		41,000	38,028
Sr. Notes, 7.735%, 2014		35,000 [e]	31,413
Qwest,			
Notes, 5.625%, 2008		70,000	68,775
Rogers Wireless,			
Secured Notes, 6.375%, 2014		50,000 [c]	46,250
Sprint Capital:			
Notes, 8.375%, 2012		165,000	189,914
Notes, 8.75%, 2032		215,000	251,253
Telecom Italia Capital,			
Notes, Cl. B, 5.25%, 2013		130,000 [c]	126,049
Telus,			
Notes, 8%, 2011		475,000	540,595
			1,969,235
Tobacco—1.9%			
Altria:			
Notes, 7%, 2013		270,000 [e]	275,415
Sr. Notes, 5.625%, 2008		370,000	371,964
Philip Morris Capital,			
Bonds, 4.5%, 2006	CHF	460,000	370,084
			1,017,463
Transportation—.5%			
FedEx,			
Notes, 2.65%, 2007		285,000 [c]	**276,942**
U.S. Government—5.9%			
U.S. Treasury Bonds,			
6.25%, 5/15/2030		530,000	593,579
U.S. Treasury Notes:			
3.25%, 8/15/2008		1,530,000 [e]	1,511,533
4.375%, 8/15/2012		1,055,000	1,050,456
			3,155,568

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
U.S. Government Agencies/Mortgage-Backed−28.2%		
Federal Home Loan Mortgage Corp.:		
5%, 10/1/2018	720,856	723,329
6%, 7/1/2017-4/1/2033	573,294	589,792
Federal National Mortgage Association:		
3.53%, 7/1/2010	295,323	280,462
4.06%, 6/1/2013	100,000	92,937
5%,	860,000 [g]	840,413
5%, 5/1/2018-4/1/2019	565,402	567,522
5.5%,	850,000 [g]	846,013
5.5%, 3/1/2033-1/1/2034	1,421,209	1,419,038
6%,	5,125,000 [g]	5,211,459
6%, 4/1/2018-6/1/2033	937,035	968,602
6.5%,	270,000 [g]	281,137
6.5%, 12/1/2031-11/1/2032	951,692	992,006
7%, 5/1/2032-6/1/2032	130,491	137,748
Grantor Trust,		
Ser. 2001-T6, Cl. B, 6.088%, 5/25/2011	275,000	293,227
Ser. 2001-T11, Cl. B, 5.503%, 9/25/2011	75,000	77,492
Government National Mortgage Association I:		
6.5%, 9/15/2032	254,989	266,862
8%, 2/15/2030-5/15/2030	25,402	27,855
Ser. 2002-48, Cl. PF, 1.553%, 5/15/2029	6,313 [b]	6,318
Ser. 2003-88, Cl. AC, 2.914%, 6/16/2018	315,241	306,282
Ser. 2003-96, Cl. B, 3.607%, 8/16/2018	175,000	172,690
Ser. 2004-25, Cl. AB, 1.698%, 11/16/2006	112,643	112,295
Ser. 2004-25, Cl. AC, 3.377%, 1/16/2023	350,000	340,273
Ser. 2004-43, Cl. A, 2.822%, 12/16/2019	300,000	290,993
Ser. 2004-51, Cl. A, 4.145%, 9/20/2008	260,000	260,000
		15,104,745
Utilities-Gas/Electric−5.2%		
AES:		
Secured Notes, 10%, 2005	62,149 [c]	63,858
Sr. Secured Notes, 8.75%, 2013	125,000 [c]	134,531
Consumers Energy:		
First Mortgage Bonds, 6.25%, 2006	25,000	26,278
First Mortgage Bonds, Ser. B, 5.375%, 2013	185,000	181,476

Bonds and Notes (continued)	Principal Amount [a]	Value ($)
Utilities-Gas/Electric (continued)		
Dominion Resources,		
Sr. Notes, Ser. F, 5.25%, 2033	40,000	38,157
Enterprise Capital Trust II,		
Notes, Ser. B, 2.806%, 2028	160,000 [b]	151,395
FirstEnergy:		
Sr. Notes, Ser. A, 5.5%, 2006	310,000	320,879
Sr. Notes, Ser. B, 6.45%, 2011	110,000	114,210
IPALCO Enterprises,		
Sr. Secured Notes, 7.625%, 2011	75,000	81,750
Illinois Power,		
First Mortgage Bonds, 7.5%, 2009	115,000 [e]	126,213
Indianapolis Power & Light,		
First Mortgage Bonds, 6.3%, 2013	35,000 [c]	34,380
Monongahela Power,		
First Mortgage Bonds, 6.7%, 2014	50,000 [c]	50,727
Niagara Mohawk Power,		
Sr. Notes, Ser. G, 7.75%, 2008	35,000	39,434
NiSource Capital Markets,		
Notes, 7.86%, 2017	75,000	87,931
PPL Capital Funding Trust I,		
Notes, 7.29%, 2006	220,000	231,077
Powergen U.S. Funding,		
Notes, 4.5%, 2004	200,000	201,420
Southern California Edison,		
First Reference Mortgage Bonds, 8%, 2007	250,000	276,330
TXU,		
Notes, Ser. C, 6.375%, 2008	245,000	260,819
TXU Gas Capital I,		
Capital Securities, 2.95%, 2028	170,000 [b]	159,088
United Utilities,		
Notes, 6.25%, 2005	55,000	57,044
Westar Energy,		
First Mortgage Bonds, 7.875%, 2007	160,000	176,920
		2,813,917
Total Bonds and Notes		
(cost $58,639,562)		**59,018,848**

Options–.0%	Face Amount Covered by Contracts ($)	Value ($)
Call Options;		
U.S. Treasury Notes:		
3%, 2/15/2009, February 2005 @ $101.109375	2,270,000	1,596
3.125%, 4/15/2009, November 2004 @ $97.828125	1,150,000	6,334
3.25%, 1/15/2009, July 2004 @ $100.593750	1,685,000	66
		7,996
Put Options;		
U.S. Treasury Notes:		
4%, 2/15/2014, August 2004 @ $95.80078125	1,110,000	**14,907**
Total Options (cost $60,230)		**22,903**

Preferred Stocks–.6%	Shares	Value ($)
Automotive–.1%		
General Motors, Ser. C, Cum. Conv., $1.5625	2,250	**65,813**
Banking–.2%		
Sovereign Capital Trust IV, Cum. Conv., $2.1875	1,400	**66,500**
Real Estate Investment Trusts–.3%		
Equity Office Properties Trust, Ser. B, Cum. Conv., $2.625	3,140	**160,925**
Total Prefered Stocks (cost $264,066)		**293,238**

Short-Term Investments–2.0%	Principal Amount ($)	Value ($)
U.S. Government Agencies–.5%		
Federal National Mortgage Association, Agency Discount Notes, 1.25%, 7/30/2004	260,000	**259,738**
U.S. Treasury Bills–1.5%		
.92%, 7/15/2004	796,000	**795,634**
Total Short-Term Investments (cost $1,055,452)		**1,055,372**

Investment of Cash Collateral for Securities Loaned—5.1%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Plus Fund (cost $2,752,442)	2,752,442 h	**2,752,442**
Total Investments (cost $62,771,752)	**118.1%**	**63,142,803**
Liabilities, Less Cash and Receivables	**(18.1%)**	**(9,662,429)**
Net Assets	**100.0%**	**53,480,374**

a   Principal amount stated in U.S. Dollars unless otherwise noted.
   CHF—Swiss Francs
   EUR—Euros
b   Variable rate security—interest rate subject to periodic change.
c   Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in
   transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2004, these securities
   amounted to $3,809,058 or 7.1% of net assets.
d   Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.
e   All or a portion of these securities are on loan. At June 30, 2004, the total market value of the fund's securities on
   loan is $2,640,981 and the total market value of the collateral held by the fund is $2,752,442.
f   Notional face amount shown.
g   Purchased on a forward commitment basis.
h   Investment in affiliated money market mutual fund.
See notes to financial statements.

STATEMENT OF OPTIONS WRITTEN

June 30, 2004 (Unaudited)

Call Options

Issuer	Face Amount Covered by Contracts ($)	Value ($)
U.S. Treasury Notes:		
2.5%, 5/31/2006, July 2004 @ $99.241875	2,680,000	10,364
2.5%, 5/31/2006, July 2004 @ $99.38672	2,675,000	7,315
3.25%, 1/15/2009, July 2004 @ $103.78125	1,685,000	0
3.125%, 4/15/2009,		
November 2004 @ $100.828125	1,150,000	854

Put Options

Issuer		
U.S. Treasury Notes:		
3.25%, 1/15/2009, July 2004 @ $97.40625	1,685,000	4,081
2.5%, 5/31/2006, July 2004 @ $99.242180	2,680,000	1,884
2.5%, 5/31/2006, July 2004 @ $99.38672	2,675,000	1,985
4%, 2/15/2014, August 2004 @ $93.390625	2,220,000	7,215
3.125%, 4/15/2009,		
November 2004 @ $94.828125	1,150,000	4,492
(Premiums received $73,703)		**38,190**

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities–See Statement of Investments (including securities on loan, valued at $2,640,981)–Note 1(c):		
Unaffiliated issuers	60,019,310	60,390,361
Affiliated issuers	2,752,442	2,752,442
Cash		645,681
Receivable for investment securities sold		6,261,002
Dividends and interest receivable		635,707
Receivable from broker for swaps opened		4,360
Receivable for shares of Beneficial Interest subscribed		3,542
Unrealized appreciation on swaps–Note 3		3,136
Receivable on forward currency exchange contracts		602
Unrealized appreciation on forward currency exchange contracts–Note 3		94
		70,696,927
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates–Note 2(b)		47,490
Payable for investment securities purchased		14,302,359
Liability for securities on loan–Note 1(c)		2,752,442
Payable for shares of Beneficial Interest redeemed		49,980
Outstanding options written, at value (premiums received $73,703)–See Statement of Options Written		38,190
Unrealized depreciation on forward currency exchange contracts–Note 3		24,553
Unrealized depreciation on swaps–Note 3		1,539
		17,216,553
Net Assets ($)		**53,480,374**
Composition of Net Assets ($):		
Paid-in capital		61,141,194
Accumulated distributions in excess of investment income–net		(89,953)
Accumulated net realized gain (loss) on investments		(7,961,589)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		390,722
Net Assets ($)		**53,480,374**

Net Asset Value Per Share				
	Class A	Class B	Class C	Class R
Net Assets ($)	41,798,554	8,149,784	1,568,194	1,963,842
Shares Outstanding	3,897,227	759,950	146,095	183,267
Net Asset Value Per Share ($)	**10.73**	**10.72**	**10.73**	**10.72**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Interest	1,207,321
Cash dividends	11,001
Income from securities lending	5,029
Total Income	**1,223,351**
Expenses:	
Management fee–Note 2(a)	196,992
Distribution and service fees–Note 2(b)	109,123
Loan commitment fees–Note 4	276
Total Expenses	**306,391**
Investment Income–Net	**916,960**
Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):	
Net realized gain (loss) on investments and foreign currency transactions	457,965
Net realized gain (loss) on options transactions	80,147
Net realized gain (loss) on swap transactions	(11,433)
Net realized gain (loss) on forward currency exchange contracts	7,118
Net Realized Gain (Loss)	**533,797**
Net unrealized appreciation (depreciation) on investments, options transactions, foreign currency transactions and swap transactions	(1,236,766)
Net Realized and Unrealized Gain (Loss) on Investments	**(702,969)**
Net Increase in Net Assets Resulting from Operations	**213,991**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	916,960	1,831,974
Net realized gain (loss) on investments	533,797	1,124,467
Net unrealized appreciation (depreciation) on investments	(1,236,766)	273,748
Net Increase (Decrease) in Net Assets Resulting from Operations	**213,991**	**3,230,189**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(907,494)	(1,639,080)
Class B shares	(161,431)	(321,778)
Class C shares	(28,230)	(50,998)
Class R shares	(44,071)	(128,194)
Net realized gain on investments:		
Class A shares	–	(191,821)
Class B shares	–	(45,150)
Class C shares	–	(7,407)
Class R shares	–	(15,330)
Total Dividends	**(1,141,226)**	**(2,399,758)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	1,700,737	2,714,221
Class B shares	230,981	803,504
Class C shares	246,041	243,918
Class R shares	6,089	624,957
Dividends reinvested:		
Class A shares	754,531	1,538,344
Class B shares	101,495	234,934
Class C shares	10,876	23,252
Class R shares	30,608	119,763
Cost of shares redeemed:		
Class A shares	(3,747,577)	(8,623,372)
Class B shares	(2,346,074)	(3,353,257)
Class C shares	(351,120)	(580,018)
Class R shares	(242,821)	(1,970,340)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(3,606,234)**	**(8,224,094)**
Total Increase (Decrease) in Net Assets	**(4,533,469)**	**(7,393,663)**
Net Assets ($):		
Beginning of Period	58,013,843	65,407,506
End of Period	**53,480,374**	**58,013,843**
Undistributed (distributions in excess of) investment income–net	(89,953)	134,313

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Class A[a]		
Shares sold	156,339	250,306
Shares issued for dividends reinvested	69,234	141,478
Shares redeemed	(346,566)	(797,689)
Net Increase (Decrease) in Shares Outstanding	**(120,993)**	**(405,905)**
Class B[a]		
Shares sold	21,132	74,092
Shares issued for dividends reinvested	9,309	21,608
Shares redeemed	(216,090)	(309,933)
Net Increase (Decrease) in Shares Outstanding	**(185,649)**	**(214,233)**
Class C		
Shares sold	22,294	22,348
Shares issued for dividends reinvested	997	2,137
Shares redeemed	(32,258)	(53,386)
Net Increase (Decrease) in Shares Outstanding	**(8,967)**	**(28,901)**
Class R		
Shares sold	554	57,462
Shares issued for dividends reinvested	2,811	11,025
Shares redeemed	(22,281)	(181,593)
Net Increase (Decrease) in Shares Outstanding	**(18,916)**	**(113,106)**

[a] *During the period ended June 30, 2004, 66,129 Class B shares representing $716,823 were automatically converted to 66,129 Class A shares and during the period ended December 31, 2003, 45,778 Class B shares representing $497,111 were automatically converted to 45,774 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	10.90	10.75	10.37	10.29	9.99	10.81
Investment Operations:						
Investment income−net	.19[b]	.33[b]	.38[b]	.52[b]	.61	.64
Net realized and unrealized gain (loss) on investments	(.13)	.26	.42	.10	.30	(.82)
Total from Investment Operations	.06	.59	.80	.62	.91	(.18)
Distributions:						
Dividends from investment income−net	(.23)	(.39)	(.42)	(.54)	(.61)	(.64)
Dividends from net realized gain on investments	−	(.05)	−	−	−	−
Total Distributions	(.23)	(.44)	(.42)	(.54)	(.61)	(.64)
Net asset value, end of period	10.73	10.90	10.75	10.37	10.29	9.99
Total Return (%)[c]	.51[d]	5.51	7.87	6.09	9.53	(1.75)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.95[e]	.95	.95	.95	.95	.95
Ratio of net investment income to average net assets	3.40[e]	3.06	3.63	5.01	6.16	6.21
Portfolio Turnover Rate	178.00[d,f]	469.41[f]	524.46	477.71	531.86	309.42
Net Assets, end of period ($ X 1,000)	41,799	43,811	47,571	49,729	51,527	60,755

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 5.16% to 5.01%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactons for the six month period ended June 30, 2004 and the year ended December 31, 2003 were 91.61% and 272.57%, respectively.

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	10.90	10.75	10.37	10.29	9.99	10.81
Investment Operations:						
Investment income—net	.14[b]	.25[b]	.30[b]	.44[b]	.54	.57
Net realized and unrealized gain (loss) on investments	(.13)	.25	.42	.10	.30	(.83)
Total from Investment Operations	.01	.50	.72	.54	.84	(.26)
Distributions:						
Dividends from investment income—net	(.19)	(.30)	(.34)	(.46)	(.54)	(.56)
Dividends from net realized gain on investments	–	(.05)	–	–	–	–
Total Distributions	(.19)	(.35)	(.34)	(.46)	(.54)	(.56)
Net asset value, end of period	10.72	10.90	10.75	10.37	10.29	9.99
Total Return (%)[c]	.04[d]	4.73	7.07	5.30	8.73	(2.48)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.70[e]	1.70	1.70	1.70	1.70	1.70
Ratio of net investment income to average net assets	2.65[e]	2.31	2.91	4.27	5.41	5.44
Portfolio Turnover Rate	178.00[d,f]	469.41[f]	524.46	477.71	531.86	309.42
Net Assets, end of period ($ X 1,000)	8,150	10,309	12,470	14,172	15,069	15,905

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 4.42% to 4.27%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] The portfolio turnover rates excluding mortgage dollar roll transactons for the six month period ended June 30, 2004 and the year ended December 31, 2003 were 91.61% and 272.57%, respectively.

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	10.91	10.76	10.38	10.30	10.00	10.82
Investment Operations:						
Investment income–net	.14[b]	.25[b]	.31[b]	.45[b]	.54	.57
Net realized and unrealized gain (loss) on investments	(.13)	.25	.41	.09	.30	(.83)
Total from Investment Operations	.01	.50	.72	.54	.84	(.26)
Distributions:						
Dividends from investment income–net	(.19)	(.30)	(.34)	(.46)	(.54)	(.56)
Dividends from net realized gain on investments	–	(.05)	–	–	–	–
Total Distributions	(.19)	(.35)	(.34)	(.46)	(.54)	(.56)
Net asset value, end of period	10.73	10.91	10.76	10.38	10.30	10.00
Total Return (%)[c]	.05[d]	4.73	7.06	5.29	8.73	(2.48)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	1.70[e]	1.70	1.70	1.70	1.70	1.70
Ratio of net investment income to average net assets	2.65[e]	2.31	2.92	4.30	5.42	5.46
Portfolio Turnover Rate	178.00[d,f]	469.41[f]	524.46	477.71	531.86	309.42
Net Assets, end of period ($ X 1,000)	1,568	1,692	1,980	2,245	2,834	3,695

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.02, increase net realized and unrealized gain (loss) on investments per share by $.02 and decrease the ratio of net investment income to average net assets from 4.44% to 4.30%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

[e] *Annualized.*

[f] *The portfolio turnover rates excluding mortgage dollar roll transactons for the six month period ended June 30, 2004 and the year ended December 31, 2003 were 91.61% and 272.57%, respectively.*

See notes to financial statements.

Class R Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	10.89	10.74	10.36	10.28	9.98	10.81
Investment Operations:						
Investment income—net	.19[b]	.37[b]	.41[b]	.56[b]	.65	.67
Net realized and unrealized gain (loss) on investments	(.12)	.24	.41	.08	.29	(.84)
Total from Investment Operations	.07	.61	.82	.64	.94	(.17)
Distributions:						
Dividends from investment income—net	(.24)	(.41)	(.44)	(.56)	(.64)	(.66)
Dividends from net realized gain on investments	–	(.05)	–	–	–	–
Total Distributions	(.24)	(.46)	(.44)	(.56)	(.64)	(.66)
Net asset value, end of period	10.72	10.89	10.74	10.36	10.28	9.98
Total Return (%)	.64[c]	5.78	8.14	6.24	9.92	(1.57)
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.70[d]	.70	.70	.70	.70	.70
Ratio of net investment income to average net assets	3.52[d]	3.70	3.88	5.34	6.41	6.45
Portfolio Turnover Rate	178.00[c,e]	469.41[e]	524.46	477.71	531.86	309.42
Net Assets, end of period ($ X 1,000)	1,964	2,202	3,387	3,595	4,813	9,270

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.01, increase net realized and unrealized gain (loss) on investments per share by $.01 and decrease the ratio of net investment income to average net assets from 5.49% to 5.34%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] The portfolio turnover rates excluding mortgage dollar roll transactons for the six month period ended June 30, 2004 and the year ended December 31, 2003 were 91.61% and 272.57%, respectively.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Managed Income Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust"), which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is to seek high current income consistent with what is believed to be prudent risk of capital primarily through investments in investment-grade corporate and U.S. Government obligations which primarily have maturities of 10 years or less. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in the following classes of shares: Class A, Class B, Class C and Class R. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution fee or service fee. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution fees and voting rights on matters affecting a single class.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), options, swap transactions and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, other than U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures, and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recorded on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. In addition the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and captial gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $8,243,852 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $970,306 of the carryover expires in fiscal 2004, $4,432,909 expires in fiscal 2007 and $2,840,637 expires in fiscal 2008.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $2,399,758. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Investment Management Fee and Other Transactions With Affiliates:

(a) Investment management fee: Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds, and the Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). These fees pertain to the Dreyfus/Laurel Funds and are charged and allocated to each series based on net assets. In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the

Dreyfus High Yield Strategies Fund. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2004, the Distributor retained $446 from commissions earned on sales of the fund's Class A shares and $14,004 and $40 from contingent deferred sales charges on redemptions on the fund's Class B and Class C shares, respectively.

(b) Distribution and service plan: Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares may pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended June 30, 2004, Class A, Class B and Class C shares were charged $54,086, $35,134 and $6,144, respectively, pursuant to their respective Plans. Class B and Class C shares were charged $11,711 and $2,048, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $30,858, Rule 12b-1 distribution plan fees $14,621 and shareholder services plan fees $2,011.

NOTE 3—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts, options transactions and swap transactions during the period ended June 30, 2004, amounted to $109,125,229 and $113,259,694, respectively, of which $52,961,514 in purchases and $53,148,444 in sales were from dollar roll transactions.

The fund may enter into dollar roll transactions with respect to mortgage-backed securities. In a dollar roll transaction, the fund sells mortgage-backed securities to a financial institution and simultaneously agrees to accept substantially similar (same type, coupon and maturity) securities at a later date, at an agreed upon price.

In addition, the following table summarizes the fund's call/put options written during the period ended June 30, 2004:

Options Written:	Face Amount Covered by Contracts ($)	Premiums Received ($)	Options Terminated	
			Cost ($)	Net Realized Gain (Loss) ($)
Contracts outstanding December 31, 2003	7,050,000	66,385	–	–
Contracts written	31,225,000	163,384		
Contracts Terminated;				
Closed	5,770,000	60,538	90,116	(29,578)
Expired	13,905,000	95,528	–	95,528
Total Contracts Terminated	19,675,000	156,066	90,116	65,950
Contracts outstanding June 30, 2004	**18,600,000**	**73,703**		

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against change in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates.

As a writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2004:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized Appreciation (Depreciation) ($)
Sales:				
Swiss Franc, expiring 9/15/2004	490,000	392,000	391,906	94
Euro, expiring 9/15/2004	2,182,500	2,636,569	2,661,122	(24,553)
Total				**(24,459)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. Total return swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. Periodic payments received or made at the end of each measurement period, but prior to termination, are recorded as realized gains or losses in the Statement of Operations. The following summarizes total return swaps entered into by the fund at June 30, 2004:

Notional Amount ($)	Description	Unrealized Appreciation ($)
1,110,000	Agreement with Bear Stearns, terminating August 1, 2004 to pay a floating rate on the 1 month Libor minus .50% and to receive if positive (pay if negative) the notional amount as a result of the monthly total return of the Lehman CMBS Investment Grade Index	–
1,150,000	Agreement with Goldman Sachs, terminating November 1, 2004 to pay a floating rate on the 1 month Libor minus .55% and to receive if positive (pay if negative) the notional amount as a result of the monthly total return of the Lehman CMBS Investment Grade Index	–

Credit default swaps involve commitments to pay a fixed rate in exchange for payment if a credit event affecting a third party (the referenced com-pany) occurs. Credit events may include a failure to pay interest, bank-ruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in net realized gain (loss) on swap transactions in the Statement of Operations. Credit default swaps are marked-to-market daily and the charge, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations.

In addition, the following summarizes open credit default swap agreements at June 30, 2004:

Notional Amount ($)	Description	Unrealized Appreciation (Depreciation) ($)
120,000	Agreement with Merrill Lynch terminating June 20, 2009 to receive a fixed rate of .77% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Clear Channel Communications, 7.65%, 9/15/2010	219
270,000	Agreement with Credit Suisse First Boston terminating June 20, 2009 to pay a fixed rate of .44% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Commercial Metals, 5.625%, 11/15/2013	(416)
280,000	Agreement with Merrill Lynch terminating June 20, 2009 to receive a fixed rate of 1.56% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Georgia-Pacific, 8.125%, 5/15/2011	2,917
270,000	Agreement with Credit Suisse First Boston terminating June 20, 2009 to receive a fixed rate of .77% and pay the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on Inco, 7.75%, 5/15/2012	(431)
280,000	Agreement with Merrill Lynch terminating June 20, 2009 to pay a fixed rate of .76% and receive the notional amount as a result of interest payment default totaling $1,000,000 or principal payment default of $10,000,000 on MeadWestvaco, 6.85%, 4/1/2012	(692)
	Total	**1,597**

Realized gains and losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering
into these agreements from the potential inability of the counterparties
to meet the terms of the agreement and are generally limited to the
amount of net payments to be received, if any, at the date of default.

At June 30, 2004, accumulated net unrealized appreciation on investments was $371,051, consisting of $901,048 gross unrealized appreciation and $529,997 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 4—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility (the "Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier Managed Income Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

0349SA0604

Dreyfus Premier
Core Value Fund

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Core Value Fund covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Brian Ferguson, portfolio manager and member of the Large Cap Value Team of The Boston Company Asset Management.

Although the U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, most major stock-market indices generally ended the reporting period only slightly higher than where they began. The positive effects of rising corporate earnings were largely offset by uncertainty related to the situation in Iraq, renewed inflationary pressures and potentially higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Brian Ferguson, Portfolio Manager
Large Cap Value Team

How did Dreyfus Premier Core Value Fund perform relative to its benchmark?

For the six-month period ended June 30, 2004, Dreyfus Premier Core Value Fund produced total returns of 2.84% for its Class A Shares, 2.48% for its Class B Shares, 2.48% for its Class C shares, 2.90% for its Institutional shares, 2.97% for its Class R shares and 2.72% for its Class T shares.[1] In comparison, the fund's benchmark, the S&P 500/BARRA Value Index, produced a total return of 4.17% for the same period.[2]

We attribute the fund's performance to a sluggish market environment in which positive factors, such as strong economic growth and higher corporate earnings, were offset by investors' concerns regarding inflationary pressures and higher interest rates. The fund's returns modestly trailed that of its benchmark due to its emphasis on technology stocks, which lagged during the reporting period, and its limited exposure to two of the better-performing areas of the market, energy and financial services.

As of April 5, 2004, investment decisions for the fund are being made by a committee of portfolio managers, the Large Cap Value Team of the Boston Company Asset Management, an affiliate of The Dreyfus Corporation. Each committee member is also an employee of The Dreyfus Corporation.

What is the fund's investment approach?

The fund invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, sales and earnings momentum and likely catalysts that could ignite the stock price.

What other factors influenced the fund's performance?

In contrast to the U.S. stock market's strong returns during 2003, stock prices rose only modestly during the first half of 2004 as investors grew increasingly concerned about the potential effects of higher interest rates, renewed inflationary pressures and ongoing geopolitical instability on corporate earnings. These concerns became more manifest in early April, 2004, when the U.S. Department of Labor released statistics showing unexpected strength in labor markets and energy prices surged higher. So on June 30, 2004, in a widely anticipated effort to forestall a potential acceleration of inflation, the Federal Reserve Board raised short-term interest rates to 1.25%.

In this environment, the fund's performance lagged that of its benchmark, primarily due to our emphasis on technology stocks, including two semiconductor stocks, Intel and Fairchild Semiconductor, Cl A. These stocks had lower profits primarily as a result of the eroding effects of higher costs associated with research and development activities. In addition, we had less exposure than the benchmark to energy stocks, one of the strongest areas during the reporting period due to rising oil prices. While we attempted to participate in the sector's gains later in the reporting period, we missed the bulk of its earlier gains. Within financial services, we favored the large investment banks and asset managers, both of which are more cyclical in nature and were hurt from the anticipation of the short-term interest rate hike that occurred on June 30, 2004.

Many of the fund's stocks posted gains for the reporting period. The fund's strongest returns stemmed from the utilities and capital goods areas. Within utilities, Texas Utilities benefited when its new CEO shed underperforming assets and, through restructuring and cost-cutting measures, led the company to higher earnings. Two wireless communications companies, AT&T Wireless Services, Inc., and Sprint (FON Group) benefited from improving business fundamentals as well as acquisition and consolidation activity, respectively. Clear winners among the fund's capital goods stocks included Boeing, whose stock price rose when several indicators indicated a positive inflection point in the commercial aerospace business cycle, and L.M. Ericsson Telephone Co., the manufacturer of wireless handsets, whose stock rose more than 70% during the reporting period. Eaton stock also rose, largely due to its trucking division and the anticipation of sales of replacement engine parts to meet new emissions regulations coming out in 2007. Finally, our holdings in John Deere appreciated due to an improved agricultural cycle that gave farmers more disposable income to buy farm equipment.

What is the fund's current strategy?

We have continued to employ our "bottom-up" stock selection strategy, looking for large-cap value stocks that possess what we believe are strong business fundamentals and have a catalyst in place that is likely to generate capital appreciation. As of the end of the reporting period, we have found a greater number of stocks that meet these criteria within the capital goods, technology and consumer services industries. Conversely, we have identified fewer opportunities within the utilities, financial services, transportation and basic industries areas. We also have gradually increased the portfolio's energy exposure to capture higher returns that may result in an environment of rising oil prices.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than original cost.*

[2] *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The S&P 500/BARRA Value Index is a capitalization-weighted index of all the stocks in the Standard & Poor's 500 Composite Price Index ("S&P 500 Index") that have low price-to-book ratios. The S&P 500 Index is a widely accepted, unmanaged index of U.S. stock market performance.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Common Stocks—97.6%	Shares	Value ($)
Banking—12.0%		
Bank of America	367,318	31,082,449
Citigroup	674,833	31,379,735
Fannie Mae	127,500	9,098,400
U.S. Bancorp	414,300	11,418,108
Wachovia	344,800	15,343,600
		98,322,292
Basic Industries—1.7%		
Bowater	100,700	4,188,113
China Steel, ADR	7 [a,b]	131
International Paper	222,500	9,945,750
		14,133,994
Beverages & Tobacco—.7%		
Altria Group	116,900	**5,850,845**
Brokerage—9.8%		
Goldman Sachs Group	256,600	24,161,456
J.P. Morgan Chase & Co.	646,300	25,057,051
Merrill Lynch	196,150	10,588,177
Morgan Stanley	387,700	20,458,929
		80,265,613
Capital Goods—11.2%		
Boeing	425,900	21,759,231
Eaton	82,800	5,360,472
Emerson Electric	96,960	6,161,808
NCR	144,400 [c]	7,160,796
Nokia, ADR	907,100	13,189,234
Tyco International	269,100	8,917,974
United Technologies	233,800	21,388,024
Xerox	521,300 [c]	7,558,850
		91,496,389
Consumer Durables—1.8%		
Koninklijke (Royal) Philips Electronics (New York Shares)	533,900	**14,522,080**

Common Stocks (continued)	Shares	Value ($)
Consumer Non-Durables−2.8%		
Jones Apparel Group	170,200	6,719,496
Kimberly-Clark	69,800	4,598,424
Kraft Foods, Cl. A	242,100	7,669,728
Newell Rubbermaid	175,400 [b]	4,121,900
		23,109,548
Consumer Services−14.5%		
Advance Auto Parts	113,900 [c]	5,032,102
AutoZone	139,900 [c]	11,205,990
Clear Channel Communications	349,100	12,899,245
DST Systems	170,005 [c]	8,175,541
Interpublic Group of Companies	265,800 [b,c]	3,649,434
Kroger	213,300 [c]	3,882,060
Liberty Media, Cl. A	1,742,680 [c]	15,666,693
Liberty Media International, Cl. A	87,134 [c]	3,232,671
McDonald's	328,400	8,538,400
Omnicom Group	187,100	14,199,019
Safeway	331,100 [b,c]	8,390,074
Viacom, Cl. B	426,600	15,238,152
Walt Disney	332,100	8,465,229
		118,574,610
Electronic Components & Instrument−.7%		
Seagate Technology	395,700 [c]	**5,709,951**
Energy−10.8%		
Apache	116,400	5,069,220
BP, ADR	221,600	11,871,112
ChevronTexaco	108,800	10,239,168
Cooper Cameron	87,400 [c]	4,256,380
Exxon Mobil	640,532	28,446,026
Pioneer Natural Resources	142,400 [b]	4,995,392
Schlumberger	205,000	13,019,550
Total SA, ADR	108,800	10,453,504
		88,350,352

Common Stocks (continued)	Shares	Value ($)
Health Care–4.4%		
Cardinal Health	107,400	7,523,370
Medco Health Solutions	391,300 c	14,673,750
PacifiCare Health Systems	113,990 c	4,406,853
Pfizer	286,900	9,834,932
		36,438,905
Insurance–10.7%		
Allstate	177,100	8,244,005
American International Group	230,693	16,443,797
CIGNA	63,900	4,396,959
Genworth Financial, Cl. A	407,900 c	9,361,305
Hartford Financial Services Group	202,500	13,919,850
Marsh & McLennan Cos.	92,400	4,193,112
PMI Group	278,200	12,107,264
Prudential Financial	304,100	14,131,527
UnumProvident	270,000	4,293,000
		87,090,819
Merchandising–.5%		
Dollar General	225,500	**4,410,780**
Technology–9.6%		
Automatic Data Processing	308,400	12,915,792
Fairchild Semiconductor, Cl. A	353,600 c	5,788,432
Intel	275,500	7,603,800
International Business Machines	105,300	9,282,195
Microsoft	919,700	26,266,632
Oracle	697,500 c	8,321,175
SunGard Data Systems	308,000 c	8,008,000
		78,186,026
Telecommunications–2.3%		
SK Telecom, ADR	270 b	5,667
Sprint (FON Group)	1,075,850	18,934,960
		18,940,627

Common Stocks (continued)	Shares	Value ($)
Utilities–4.1%		
ALLTEL	169,600	8,585,152
Entergy	76,700	4,295,967
Exelon	124,900	4,157,921
TXU	145,500	5,894,205
Verizon Communications	287,556	10,406,652
		33,339,897
Total Common Stocks		
(cost $690,370,109)		**798,742,728**

Preferred Stocks–.9%		
Consumer Services;		
News Corp, ADR		
(cost $3,099,095)	212,900	**7,000,152**

Short-Term Investments–.6%	Principal Amount ($)	Value ($)
Commercial Paper;		
General Electric Capital,		
1.25%, 7/1/2004		
(cost $4,894,000)	4,894,000	**4,894,000**

Investment of Cash Collateral for Securities Loaned–1.5%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund		
(cost $12,375,605)	12,375,605 d	**12,375,605**

Total Investments (cost $710,738,809)	**100.6%**	**823,012,485**
Liabilities, Less Cash and Receivables	**(.6%)**	**(4,970,655)**
Net Assets	**100.0%**	**818,041,830**

[a] *Security exempt from registration under Rule 144A of the Securities Act of 1933. This security may be resold in transaction exempt from registration, normally to qualified institutional buyers. At June 30, 2004, this security amounted to $131.*

[b] *All or a portion of these securities are on loan. At June 30, 2004, the total market value of the fund's securities on loan is $11,903,121 and the total market value of the collateral held by the fund is $12,375,605.*

[c] *Non-income producing.*

[d] *Investment in affiliated money market mutual fund.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $11,903,121)—Note 1(b):		
Unaffiliated issuers	698,363,204	810,636,880
Affiliated issuers	12,375,605	12,375,605
Receivable for investment securities sold		8,068,324
Dividends and interest receivable		752,081
Receivable for shares of Beneficial Interest subscribed		238,555
		832,071,445
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		812,953
Cash overdraft due to Custodian		53,555
Liability for securities on loan—Note 1(b)		12,375,605
Payable for shares of Beneficial Interest redeemed		787,502
		14,029,615
Net Assets ($)		**818,041,830**
Composition of Net Assets ($):		
Paid-in capital		784,118,490
Accumulated undistributed investment income—net		395,194
Accumulated net realized gain (loss) on investments		(78,745,530)
Accumulated net unrealized appreciation (depreciation) on investments		112,273,676
Net Assets ($)		**818,041,830**

Net Asset Value Per Share

	Class A	Class B	Class C	Class R	Class T	Institutional
Net Assets ($)	617,379,941	79,004,013	21,938,070	56,867,500	2,608,953	40,243,353
Shares Outstanding	21,936,055	2,853,729	792,348	2,021,184	92,722	1,430,795
Net Asset Value Per Share ($)	**28.14**	**27.68**	**27.69**	**28.14**	**28.14**	**28.13**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends (net of $183,034 foreign taxes withheld at source)	6,708,068
Interest	99,408
Income from securities lending	68,372
Total Income	**6,875,848**
Expenses:	
Management fee–Note 2(a)	3,697,186
Distribution and service fees–Note 2(b)	1,325,056
Loan commitment fees–Note 4	3,630
Total Expenses	**5,025,872**
Investment Income–Net	**1,849,976**
Realized and Unrealized Gain (Loss) on Investments–Note 3 ($):	
Net realized gain (loss) on investments	58,022,003
Net unrealized appreciation (depreciation) on investments	(37,700,612)
Net Realized and Unrealized Gain (Loss) on Investments	**20,321,391**
Net Increase in Net Assets Resulting from Operations	**22,171,367**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	1,849,976	4,486,434
Net realized gain (loss) on investments	58,022,003	2,244,365
Net unrealized appreciation (depreciation) on investments	(37,700,612)	171,665,107
Net Increase (Decrease) in Net Assets Resulting from Operations	**22,171,367**	**178,395,906**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(1,540,363)	(3,672,165)
Class B shares	–	(42,807)
Class C shares	–	(12,034)
Class R shares	(210,800)	(431,331)
Class T shares	(3,221)	(8,129)
Institutional shares	(121,691)	(294,312)
Total Dividends	**(1,876,075)**	**(4,460,778)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	39,274,412	69,547,747
Class B shares	5,008,133	11,334,683
Class C shares	3,004,886	9,950,055
Class R shares	4,514,079	6,484,312
Class T shares	369,327	466,996
Institutional shares	616,445	674,229

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Beneficial Interest Transactions (continued):		
Dividends reinvested:		
Class A shares	1,336,430	3,178,046
Class B shares	–	36,527
Class C shares	–	9,238
Class R shares	210,692	431,021
Class T shares	3,113	8,023
Institutional shares	118,212	285,477
Cost of shares redeemed:		
Class A shares	(46,217,078)	(101,503,555)
Class B shares	(6,705,328)	(11,884,065)
Class C shares	(4,079,419)	(12,880,056)
Class R shares	(1,936,757)	(5,795,921)
Class T shares	(82,436)	(246,690)
Institutional shares	(3,417,323)	(5,373,560)
Increase (Decrease) in Net Assets **from Beneficial Interest Transactions**	**(7,982,612)**	**(35,277,493)**
Total Increase (Decrease) in Net Assets	**12,312,680**	**138,657,635**
Net Assets ($):		
Beginning of Period	805,729,150	667,071,515
End of Period	**818,041,830**	**805,729,150**
Undistributed investment income–net	395,194	421,293

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Class A[a]		
Shares sold	1,387,513	2,953,000
Shares issued for dividends reinvested	47,353	134,142
Shares redeemed	(1,645,747)	(4,326,654)
Net Increase (Decrease) in Shares Outstanding	**(210,881)**	**(1,239,512)**
Class B[a]		
Shares sold	180,314	486,046
Shares issued for dividends reinvested	–	1,655
Shares redeemed	(242,063)	(525,823)
Net Increase (Decrease) in Shares Outstanding	**(61,749)**	**(38,122)**
Class C		
Shares sold	108,307	452,412
Shares issued for dividends reinvested	–	421
Shares redeemed	(147,806)	(599,607)
Net Increase (Decrease) in Shares Outstanding	**(39,499)**	**(146,774)**
Class R		
Shares sold	160,234	271,825
Shares issued for dividends reinvested	7,467	18,131
Shares redeemed	(68,724)	(237,711)
Net Increase (Decrease) in Shares Outstanding	**98,977**	**52,245**
Class T		
Shares sold	12,979	20,540
Shares issued for dividends reinvested	110	338
Shares redeemed	(2,906)	(10,977)
Net Increase (Decrease) in Shares Outstanding	**10,183**	**9,901**
Institutional Shares		
Shares sold	21,892	29,399
Shares issued for dividends reinvested	4,191	12,070
Shares redeemed	(121,528)	(240,152)
Net Increase (Decrease) in Shares Outstanding	**(95,445)**	**(198,683)**

[a] *During the period ended June 30, 2004, 40,691 Class B shares representing $1,129,310 were automatically converted to 40,025 Class A shares and during the period ended December 31, 2003, 33,502 Class B shares representing $773,643 were automatically converted to 32,995 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	27.44	21.57	28.62	30.93	30.83	29.26
Investment Operations:						
Investment income−net[a]	.07	.17	.10	.17	.24	.13
Net realized and unrealized gain (loss) on investments	.70	5.86	(7.06)	(1.46)	3.04	4.78
Total from Investment Operations	.77	6.03	(6.96)	(1.29)	3.28	4.91
Distributions:						
Dividends from investment income−net	(.07)	(.16)	(.09)	(.16)	(.23)	(.13)
Dividends from net realized gain on investments	–	–	–	(.86)	(2.95)	(3.21)
Total Distributions	(.07)	(.16)	(.09)	(1.02)	(3.18)	(3.34)
Net asset value, end of period	28.14	27.44	21.57	28.62	30.93	30.83
Total Return (%)[b]	2.84[c]	28.09	(24.36)	(4.04)	11.21	17.29
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.57[c]	1.15	1.15	1.15	1.15	1.15
Ratio of net investment income to average net assets	.26[c]	.71	.41	.58	.79	.41
Portfolio Turnover Rate	45.24[c]	54.58	67.21	68.77	88.70	91.22
Net Assets, end of period ($ X 1,000)	617,380	607,633	504,371	695,054	634,410	590,129

[a] *Based on average shares outstanding at each month end.*
[b] *Exclusive of sales charge.*
[c] *Not annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	27.02	21.27	28.33	30.68	30.64	29.19
Investment Operations:						
Investment income (loss)–net[a]	(.03)	(.01)	(.08)	(.07)	.01	(.10)
Net realized and unrealized gain (loss) on investments	.69	5.77	(6.98)	(1.42)	3.01	4.76
Total from Investment Operations	.66	5.76	(7.06)	(1.49)	3.02	4.66
Distributions:						
Dividends from investment income–net	–	(.01)	–	(.00)[b]	(.03)	–
Dividends from net realized gain on investments	–	–	–	(.86)	(2.95)	(3.21)
Total Distributions	–	(.01)	–	(.86)	(2.98)	(3.21)
Net asset value, end of period	27.68	27.02	21.27	28.33	30.68	30.64
Total Return (%)[c]	2.48[d]	27.12	(24.92)	(4.79)	10.39	16.37
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.94[d]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	(.11)[d]	(.04)	(.33)	(.24)	.03	(.33)
Portfolio Turnover Rate	45.24[d]	54.58	67.21	68.77	88.70	91.22
Net Assets, end of period ($ X 1,000)	79,004	78,780	62,820	68,123	17,209	6,792

[a] *Based on average shares outstanding at each month end.*

[b] *Amount represents less than $.01 per share.*

[c] *Exclusive of sales charge.*

[d] *Not annualized.*

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	27.02	21.27	28.34	30.68	30.64	29.19
Investment Operations:						
Investment income (loss)–net [a]	(.03)	(.01)	(.08)	(.06)	.00[b]	(.11)
Net realized and unrealized gain (loss) on investments	.70	5.77	(6.99)	(1.42)	3.02	4.77
Total from Investment Operations	.67	5.76	(7.07)	(1.48)	3.02	4.66
Distributions:						
Dividends from investment income–net	–	(.01)	–	(.00)[b]	(.03)	–
Dividends from net realized gain on investments	–	–	–	(.86)	(2.95)	(3.21)
Total Distributions	–	(.01)	–	(.86)	(2.98)	(3.21)
Net asset value, end of period	27.69	27.02	21.27	28.34	30.68	30.64
Total Return (%) [c]	2.48[d]	27.12	(24.95)	(4.75)	10.35	16.41
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.94[d]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss)to average net assets	(.11)[d]	(.04)	(.32)	(.24)	.01	(.35)
Portfolio Turnover Rate	45.24[d]	54.58	67.21	68.77	88.70	91.22
Net Assets, end of period ($ X 1,000)	21,938	22,480	20,819	23,612	3,459	1,192

[a] Based on average shares outstanding at each month end.

[b] Amount represents less than $.01 per share.

[c] Exclusive of sales charge.

[d] Not annualized.

See notes to financial statements.

Class R Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	27.43	21.56	28.62	30.92	30.82	29.25
Investment Operations:						
Investment income−net [a]	.11	.22	.17	.23	.32	.20
Net realized and unrealized gain (loss) on investments	.71	5.87	(7.08)	(1.44)	3.04	4.79
Total from Investment Operations	.82	6.09	(6.91)	(1.21)	3.36	4.99
Distributions:						
Dividends from investment income−net	(.11)	(.22)	(.15)	(.23)	(.31)	(.21)
Dividends from net realized gain on investments	−	−	−	(.86)	(2.95)	(3.21)
Total Distributions	(.11)	(.22)	(.15)	(1.09)	(3.26)	(3.42)
Net asset value, end of period	28.14	27.43	21.56	28.62	30.92	30.82
Total Return (%)	2.97[b]	28.43	(24.18)	(3.80)	11.49	17.59
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.45[b]	.90	.90	.90	.90	.90
Ratio of net investment income to average net assets	.38[b]	.95	.67	.78	1.03	.65
Portfolio Turnover Rate	45.24[b]	54.58	67.21	68.77	88.70	91.22
Net Assets, end of period ($ X 1,000)	56,868	52,723	40,320	46,555	1,138	885

[a] *Based on average shares outstanding at each month end.*

[b] *Not annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999[a]
Per Share Data ($):						
Net asset value, beginning of period	27.43	21.57	28.63	30.93	30.84	32.45
Investment Operations:						
Investment income—net [b]	.04	.11	.05	.07	.17	.01
Net realized and unrealized gain (loss) on investments	.71	5.85	(7.07)	(1.42)	3.03	1.23
Total from Investment Operations	.75	5.96	(7.02)	(1.35)	3.20	1.24
Distributions:						
Dividends from investment income—net	(.04)	(.10)	(.04)	(.09)	(.16)	(.02)
Dividends from net realized gain on investments	–	–	–	(.86)	(2.95)	(2.83)
Total Distributions	(.04)	(.10)	(.04)	(.95)	(3.11)	(2.85)
Net asset value, end of period	28.14	27.43	21.57	28.63	30.93	30.84
Total Return (%) [c]	2.72[d]	27.72	(24.53)	(4.28)	10.89	4.10[d]
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.70[d]	1.40	1.40	1.40	1.40	.53[d]
Ratio of net investment income to average net assets	.14[d]	.45	.21	.25	.57	.05[d]
Portfolio Turnover Rate	45.24[d]	54.58	67.21	68.77	88.70	91.22
Net Assets, end of period ($ X 1,000)	2,609	2,264	1,567	1,132	154	18

[a]   From August 16, 1999 (commencement of initial offering) to December 31, 1999.

[b]   Based on average shares outstanding at each month end.

[c]   Exclusive of sales charge.

[d]   Not annualized.

See notes to financial statements.

Institutional Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	27.42	21.55	28.60	30.90	30.81	29.24
Investment Operations:						
Investment income–net[a]	.09	.19	.13	.20	.27	.16
Net realized and unrealized gain (loss) on investments	.70	5.87	(7.07)	(1.45)	3.04	4.78
Total from Investment Operations	.79	6.06	(6.94)	(1.25)	3.31	4.94
Distributions:						
Dividends from investment income–net	(.08)	(.19)	(.11)	(.19)	(.27)	(.16)
Dividends from net realized gain on investments	–	–	–	(.86)	(2.95)	(3.21)
Total Distributions	(.08)	(.19)	(.11)	(1.05)	(3.22)	(3.37)
Net asset value, end of period	28.13	27.42	21.55	28.60	30.90	30.81
Total Return (%)	2.90[b]	28.25	(24.28)	(3.96)	11.30	17.41
Ratios/Supplemental Data (%):						
Ratio of expenses to average net assets	.52[b]	1.05	1.05	1.05	1.05	1.05
Ratio of net investment income to average net assets	.31[b]	.81	.51	.70	.89	.50
Portfolio Turnover Rate	45.24[b]	54.58	67.21	68.77	88.70	91.22
Net Assets, end of period ($ X 1,000)	40,243	41,848	37,174	58,557	63,473	65,111

[a]   *Based on average shares outstanding at each month end.*

[b]   *Not annualized.*

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is to seek long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class R, Class T and Institutional shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are subject to a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R and Institutional shares are offered without a front-end sales charge or CDSC. Institutional shares are offered only to those customers of certain financial planners and investment advisers who held shares of a predecessor class of the fund as of April 4, 1994, and bear a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution and service fees and voting rights on matters affecting a single class.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the fund's Board. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADR's and futures contracts. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest, and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(e) Forward currency exchange contracts: The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counter party nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At June 30, 2004, there were no open forward currency exchange contracts.

(f) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $136,140,578 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $4,087,843 of the carryover expires in fiscal 2009, $118,801,482 expires in fiscal 2010 and $13,251,253 expires in fiscal 2011.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $4,460,778. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Investment Management Fee and Other Transactions With Affiliates:

(a) Investment management fee: Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees, fees and expenses of non–interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds, and the Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the

Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). These fees are charged and allocated to each series based on net assets. In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. Amounts required to be paid by the Trust directly to the non–interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non–interested Trustees.

During the period ended June 30, 2004, the Distributor retained $54,991 and $1,159 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $102,695 and $6,876 from contingent deferred sales charges on redemptions on the fund's Class B and Class C shares, respectively.

(b) Distribution and service plan: Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares and Institutional shares may pay annually up to .25% and .15%, respectively, of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares and Institutional shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares, respectively. During the period ended

June 30, 2004, Class A, Class B, Class C, Class T and Institutional shares were charged $775,117, $299,490, $85,036, $3,100 and $31,038, respectively, pursuant to their respective Plans. During the period ended June 30, 2004, Class B, Class C and Class T shares were charged $99,830, $28,345 and $3,100, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $599,075, Rule 12b-1 distribution plan fees $192,776 and shareholder services plan fees $21,102.

(c) The Company and the Manager have received an exemptive order from the SEC which, among other things, permits the fund to use cash collateral received in connection with lending the fund's securities and other uninvested cash to purchase shares of one or more registered money market mutual funds advised by the Manager in excess of the limitations imposed by the Act.

NOTE 3—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2004, amounted to $363,657,128 and $369,380,761, respectively.

At June 30, 2004, accumulated net unrealized appreciation on investments was $112,273,676, consisting of $124,679,111 gross unrealized appreciation and $12,405,435 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 4—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility ("the Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the Facility.

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier Core Value Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0312SA0604

Dreyfus Premier
Limited Term
High Yield Fund

SEMIANNUAL REPORT June 30, 2004



The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

The Fund



LETTER FROM THE CHAIRMAN

Dear Shareholder:

This semiannual report for Dreyfus Premier Limited Term High Yield Fund covers the six-month period from January 1, 2004, through June 30, 2004. Inside, you'll find valuable information about how the fund was managed during the reporting period, including a discussion with Gerald E. Thunelius, portfolio manager and Director of the Dreyfus Taxable Fixed Income Team that manages the fund.

The U.S. economy increasingly showed signs of sustainable growth during the first half of 2004, causing heightened volatility in most sectors of the U.S. bond market. When it became clearer in the spring that an unexpectedly strong job market and higher energy prices reflected renewed inflationary pressures, many fixed-income investors began to anticipate higher interest rates. In fact, on the last day of the reporting period, the Federal Reserve Board raised short-term rates in what many analysts believe is the first in a series of gradual increases.

To many investors, the move to a less accommodative monetary policy marks the beginning of a new phase in the economic cycle. At times such as these, when market conditions are in a period of transition, we believe it is especially important for you to stay in close contact with your financial advisor, who can help you position your portfolio in a way that is designed to respond to the challenges and opportunities of today's changing investment environment.

Thank you for your continued confidence and support.

Sincerely,

Stephen E. Canter
Chairman and Chief Executive Officer
The Dreyfus Corporation
July 15, 2004



DISCUSSION OF FUND PERFORMANCE

Gerald E. Thunelius, Director and Senior Portfolio Manager
Dreyfus Taxable Fixed Income Team

How did Dreyfus Premier Limited Term High Yield Fund perform relative to its benchmark?

For the six-month period ended June 30, 2004, the fund achieved total returns of 1.68% for its Class A shares, 1.57% for Class B shares, 1.31% for Class C shares and 1.96% for Class R shares. The fund generated aggregate income dividends of $0.2738 for Class A shares, $0.2558 for Class B shares, $0.2470 for Class C shares and $0.2840 for Class R shares.[1] In comparison, the Merrill Lynch High Yield Master II Index, the fund's benchmark, achieved a total return of 1.36% for the same period.[2]

High-yield corporate bonds produced modestly positive total returns during the first half of 2004, as the beneficial effects of stronger economic growth were largely offset by concerns regarding rising interest rates and high corporate bond valuations compared to historical norms. The fund's returns ranged from in line with to modestly higher than the benchmark's return, which we attribute to the value added by our security selection strategy.

What is the fund's investment approach?

The fund seeks to maximize total return, consisting of capital appreciation and current income. The average effective maturity of the fund is limited to a maximum of 5.5 years.

We normally invest at least 80% of the fund's assets in fixed-income securities that are rated below investment grade ("high yield" or "junk" bonds) or are the unrated equivalent as determined by Dreyfus. Our approach to selecting individual issues is based on careful credit analysis. We thoroughly analyze the business, management and financial strength of each of the companies whose bonds we buy, then project each issuer's ability to repay its debt.

What other factors influenced the fund's performance?

High-yield corporate bonds remained in a relatively narrow trading range during the first half of 2004. On one hand, continuing economic growth, improving business conditions for many individual issuers and industries and a relatively limited supply of newly issued bonds supported security prices. On the other hand, the market's returns were constrained by the uncertainty of ongoing geopolitical instability and investors' mounting concerns that long-dormant inflationary pressures might resurface, potentially leading to higher interest rates.

In addition, in January 2004, high-yield bond prices generally reached multi-year highs, while yield differences relative to U.S. Treasury securities hovered near historical lows. These market conditions suggested to us that corporate bonds might be overvalued, and we adopted a more defensive investment posture, emphasizing higher-quality, shorter-term securities and increasing the percentage of assets allocated to cash equivalents. This shift to a more conservative positioning benefited the fund's relative performance during the first quarter of 2004, when investors began to question the sustainability of the economic recovery, and high-yield bond prices fell modestly.

In early April, however, the U.S. Department of Labor released a report showing unexpected strength in U.S. labor markets, and investors were reassured that the economic recovery remained intact. Although the prospect of further improvements in business conditions was tempered by renewed inflation concerns amid rising employment and higher energy prices, high-yield bond prices started to rally. Accordingly, we redeployed some of the fund's cash to high-yield securities. By the end of the reporting period, corporate bond prices began to approach their January 2004 highs, and on June 30, 2004, the Federal Reserve Board raised short-term interest rates by 25 basis points in what most analysts regarded as the first in a series of gradual increases.

In this environment, the fund received positive contributions to performance from its holdings in the chemicals and gaming industries, both areas where the fund had what we considered to be greater exposure than its benchmark. In the chemicals area, bonds issued by Resolution Performance Products fared particularly well. The fund's returns also were boosted by its relatively light holdings of bonds from telecommunications companies, which generally lost value during the reporting period. In the telecommunications sector, however, the fund received especially good results from the bonds of Fairpoint Communications, which the company still owns, when the company announced that it would replace its high-yield bonds with income deposit securities — which trade like stocks on an exchange.

What is the fund's current strategy?

In light of the high-yield bond market's rally during the second quarter of 2004, we have maintained a generally conservative investment posture, including a "barbell" strategy in which higher-quality, shorter-term bonds are balanced by longer-term bonds from issuers that we believe to have strong credit characteristics. At the same time, we remain alert for trading opportunities among bonds whose prices, in our analysis, may not fully reflect the quality of their underlying businesses. In our view, this is a prudent approach in a rising interest-rate environment characterized by historically high security valuations.

July 15, 2004

[1] *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

[2] *SOURCE: LIPPER INC. — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch High Yield Master II Index is an unmanaged performance benchmark composed of U.S. domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and greater than or equal to one year to maturity.*

STATEMENT OF INVESTMENTS

June 30, 2004 (Unaudited)

Bonds and Notes−92.2%	Principal Amount ($)	Value ($)
Advertising−.8%		
RH Donnelley Finance:		
Sr. Notes, 8.875%, 2010	783,000 [a]	863,258
Sr. Sub. Notes, 10.875%, 2012	3,272,000 [a]	3,811,880
		4,675,138
Aerospace & Defense−1.5%		
Argo Tech,		
Sr. Notes, 9.25%, 2011	1,470,000 [a]	1,521,450
Armor,		
Sr. Sub. Notes, 8.25%, 2013	2,250,000	2,418,750
K&F Industries,		
Sr. Sub. Notes, Ser. B, 9.625%, 2010	785,000	864,481
L-3 Communications,		
Sr. Sub. Notes, 6.125%, 2013	2,000,000	1,940,000
Vought Aircraft Industries,		
Sr. Notes, 8%, 2011	2,800,000 [a]	2,674,000
		9,418,681
Agricultural−.1%		
Seminis Vegetable Seeds,		
Sr. Sub. Notes, 10.25%, 2013	755,000	**824,837**
Airlines−.7%		
AMR,		
Debs., 9.75%, 2021	200,000	145,000
Aircraft Lease Portfolio Securitization 1996-1,		
Pass-Through Trust, Ctfs.,		
Cl. D, 12.75%, 2006	2,115,124 [b]	21,151
Northwest Airlines:		
Pass-Through Ctfs., Ser. 1996-1, 7.67%, 2015	1,636,058	1,340,447
Sr. Notes, 10%, 2009	2,402,000 [c]	1,813,510
United AirLines,		
Enhanced Pass-Through Ctfs.,		
Ser. 1997-1A, 1.535%, 2049	817,529 [d]	672,773
		3,992,881
Auto Manufacturing−.3%		
Navistar International,		
Sr. Notes, 7.5%, 2011	1,601,000	**1,649,029**
Automotive, Trucks & Parts−1.0%		
Accuride,		
Sr. Sub. Notes, Ser. B, 9.25%, 2008	2,265,000	2,321,625
Airxcel,		
Sr. Sub. Notes, Ser. B, 11%, 2007	611,000	565,175

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Automotive, Trucks & Parts (continued)		
Collins & Aikman Products,		
Sr. Notes, 10.75%, 2011	754,000	761,540
HLI Operating,		
Sr. Notes, 10.5%, 2010	350,000	395,500
Tenneco Automotive,		
Secured Sr. Notes, Ser. B, 10.25%, 2013	1,200,000 c	1,362,000
UIS,		
Sr. Sub. Notes, 9.375%, 2013	768,000 c	787,200
		6,193,040
Building & Construction—1.9%		
Atrium Cos.,		
Sr. Sub. Notes, Ser. B, 10.5%, 2009	1,890,000	1,989,225
K Hovnanian Enterprises,		
Sr. Sub. Notes, 8.875%, 2012	1,000,000	1,055,000
KB Home,		
Sr. Sub. Notes, 7.75%, 2010	2,000,000	2,070,000
Owens Corning:		
Bonds, 7.5%, 2018	394,000 b	179,270
Notes, 7%, 2009	5,000,000 b	2,275,000
Techical Olympics USA,		
Sub. Notes, 7.5%, 2011	1,500,000 c	1,402,500
WCI Communities,		
Sr. Sub. Notes, 10.625%, 2011	2,300,000	2,558,750
		11,529,745
Chemicals—5.4%		
HMP Equity:		
Sr. Discount Notes, 0%, 2008	1,867,000 a	1,092,195
Units, 0%, 2008	526,000 a,e	407,650
Huntsman,		
Gtd. Sr. Notes, 11.625%, 2010	1,081,000 c	1,199,910
Huntsman ICI Chemicals,		
Sr. Sub. Notes, 10.125%, 2009	6,968,000 c	7,142,200
Nalco,		
Sr. Sub. Notes, 8.875%, 2013	4,153,000 a,c	4,371,033
OM Group,		
Sr. Sub. Notes, 9.25%, 2011	3,600,000	3,708,000
Resolution Performance Products:		
Notes, 8%, 2009	749,000 c	780,833
Sr. Sub. Notes, 13.5%, 2010	7,797,000	7,309,688

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Chemicals (continued)		
Rhodia SA:		
Sr. Notes, 7.625%, 2010	3,267,000 [a,c]	2,972,970
Sr. Notes, 10.25%, 2010	2,195,000 [a,c]	2,227,923
Rockwood Specialties,		
Sr. Sub. Notes, 10.625%, 2011	1,506,000	1,611,420
		32,823,822
Commercial Mortgage Pass-Through Ctfs.–.3%		
Structured Asset Securities, REMIC,		
Ser. 1996-CFL, Cl. H, 7.75%, 2028	1,750,000	**1,983,572**
Commercial Services–.6%		
Brickman,		
Sr. Sub. Notes, Ser. B, 11.75%, 2009	1,037,000	1,197,737
United Rentals North America:		
Sr. Sub. Notes, 7%, 2014	1,000,000	895,000
Sr. Sub. Notes, 7.75%, 2013	1,500,000	1,425,000
		3,517,737
Consumer Products–.8%		
Ames Tru Temper,		
Sr. Sub Notes, 10%, 2012	1,604,000 [a]	1,616,030
Amscan,		
Sr. Sub. Notes, 8.75%, 2014	882,000 [a]	870,975
Playtex Products,		
Sr. Sub. Notes, 9.375%, 2011	2,546,000 [c]	2,488,715
		4,975,720
Diversified Financial Service–1.8%		
BCP Caylux Holdings Luxemburg SCA,		
Sr. Sub. Notes, 9.625%, 2014	3,750,000 [a,c]	3,904,688
Finova,		
Notes, 7.5%, 2009	4,329,418	2,392,004
Stena,		
Sr. Notes, 7.5%, 2013	1,001,000	994,742
Trump Casino Holdings/Funding,		
First Priority Mortgage Notes, 12.625%, 2010	3,458,000 [c]	3,561,740
		10,853,174
Electric Utilities–6.2%		
Allegheny Energy Statutory Trust 2001:		
Secured Notes, 10.25%, 2007	188,453 [a]	193,164
Secured Notes, 13%, 2007	3,572,546 [a]	3,867,281

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Electric Utilities (continued)		
Allegheny Energy Supply:		
Bonds, 8.25%, 2012	6,827,000 a,c	6,784,331
Notes, 7.8%, 2011	1,090,000 c	1,070,925
CMS Energy,		
Sr. Notes, 9.875%, 2007	2,862,000	3,098,115
Calpine:		
Secured Notes, 8.5%, 2010	13,684,000 a	11,391,930
Secured Notes, 8.75%, 2013	2,000,000 a,c	1,650,000
Secured Notes, 9.875%, 2011	1,002,000 a	856,710
Calpine Generating:		
Secured Notes, 7.35%, 2010	960,000 a,c,d	921,600
Secured Notes, 10.25%, 2011	264,000 a,c,d	240,240
Nevada Power,		
Mortgage Notes, 6.5%, 2012	483,000 a	461,265
Reliant Energy,		
Sr. Secured Notes, 9.25%, 2010	5,023,000	5,387,168
Sierra Pacific Resources,		
Sr. Notes, 8.625%, 2014	1,910,000 a	1,871,800
		37,794,529
Electrical & Electronics—1.4%		
Dresser,		
Sr. Sub. Notes, 9.375%, 2011	2,088,000	2,244,600
Fisher Scientific International,		
Sr. Sub. Notes, 8%, 2013	2,485,000	2,671,375
Imax,		
Sr. Notes, 9.625%, 2010	1,002,000 a,c	944,385
Rayovac,		
Sr. Sub. Notes, 8.5%, 2013	497,000	524,335
Stoneridge,		
Sr. Notes, 11.5%, 2012	1,825,000	2,158,063
		8,542,758
Entertainment—2.5%		
Argosy Gaming,		
Sr. Sub. Notes, 9%, 2011	1,768,000 c	1,962,480
Bally Total Fitness,		
Sr. Notes, 10.5%, 2011	2,707,000 c	2,558,115
Intrawest,		
Sr. Notes, 7.5%, 2013	2,500,000	2,456,250

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Entertainment (continued)		
K2,		
Sr. Notes, 7.375%, 2014	800,000 [a]	818,000
Mohegan Tribal Gaming Authority:		
Sr. Sub. Notes, 6.375%, 2009	2,048,000	2,063,360
Sr. Sub. Notes, 8.375%, 2011	1,048,000	1,137,080
Penn National Gaming,		
Sr. Sub. Notes, 6.875%, 2011	1,625,000 [a]	1,602,656
Six Flags,		
Sr. Notes, 9.625%, 2014	990,000 [a]	990,000
Vail Resorts,		
Sr. Sub. Notes, 6.75%, 2014	1,500,000	1,428,750
		15,016,691
Environmental Control—1.9%		
Allied Waste:		
Gtd. Sr. Notes, Ser. B, 7.625%, 2006	5,630,000	5,932,613
Secured Notes, 6.375%, 2011	703,000 [a]	692,455
Sr. Notes, 7.875%, 2013	1,874,000	1,967,700
Capital Environmental Resource,		
Sr. Sub. Notes, 9.5%, 2014	936,000 [a]	964,080
Geo Sub,		
Sr. Notes, 11%, 2012	1,090,000 [a]	1,107,712
Synagro Technologies,		
Sr. Sub. Notes, 9.5%, 2009	1,030,000 [c]	1,081,500
		11,746,060
Food & Beverages—1.8%		
Agrilink Foods,		
Sr. Sub. Notes, 11.875%, 2008	257,000	273,062
American Seafoods,		
Sr. Sub. Notes, 10.125%, 2010	2,875,000	3,450,000
Del Monte,		
Sr. Sub. Notes, 8.625%, 2012	1,031,000	1,116,058
Dole Foods:		
Debs., 8.75%, 2013	780,000	819,000
Sr. Notes, 8.625%, 2009	1,005,000	1,057,763
Sr. Notes, 8.875%, 2011	1,558,000	1,655,375
Land O'Lakes,		
Sr. Notes, 8.75%, 2011	1,673,000 [c]	1,547,525
National Beef Packing,		
Sr. Notes, 10.5%, 2011	1,021,000	1,087,364
		11,006,147

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Foreign/Governmental—1.6%		
Federative Republic of Brazil, Bonds, 11%, 2040	266,000	251,038
Republic of Argentina, Bonds, Ser. L-GP, 6%, 2023	1,312,000 [b]	671,185
Republic of Costa Rica:		
Bonds, 6.548%, 2014	1,140,000	981,375
Bonds, 9.995%, 2020	64,000	67,101
Notes, 6.914%, 2008	1,002,000	985,013
Republic of Panama, Bonds, 9.625%, 2011	1,765,000	1,963,562
Republic of Peru, Bonds, 8.375%, 2016	2,048,000	1,914,880
Russian Federation, Sr. Bonds, 5%, 2030	3,025,000 [d]	2,767,875
		9,602,029
Gaming & Lodging—5.0%		
Coast Hotels & Casinos, Sr. Sub. Notes, 9.5%, 2009	1,553,000	1,638,415
Inn of the Mountain Gods Resort & Casino, Sr. Notes, 12%, 2010	1,988,000 [a,c]	2,216,620
Kerzner International, Sr. Notes, 8.875%, 2011	3,462,000	3,712,995
MGM Mirage:		
Sr. Collateralized Notes, 6.95%, 2005	277,000	283,925
Sr. Notes, 8.5%, 2010	1,988,000	2,156,980
Mandalay Resort, Sr. Notes, 6.5%, 2009	2,024,000	2,067,010
Park Place Entertainment:		
Sr. Sub. Notes, 7.875%, 2005	2,348,000	2,474,205
Sr. Sub. Notes, 7.875%, 2010	1,266,000 [c]	1,341,960
Sr. Sub. Notes, 8.875%, 2008	4,236,000	4,606,650
Resorts International Hotel and Casino, First Mortgage, 11.5%, 2009	3,274,000 [c]	3,715,990
Station Casinos, Sr. Sub. Notes, 6.5%, 2014	1,500,000 [a]	1,451,250
Turning Stone Casino Entertainment, Sr. Notes, 9.125%, 2010	2,311,000 [a]	2,426,550
Wynn Las Vegas, Second Mortgage, 12%, 2010	1,964,000 [c]	2,361,710
		30,454,260

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Healthcare−5.1%		
Alaris Medical Systems,		
Sr. Sub. Notes, 7.25%, 2011	1,835,000	2,027,675
Beverly Enterprises,		
Sr. Sub Notes, 7.875%, 2014	1,069,000 a	1,056,974
Extendicare Health Services,		
Sr. Notes, 9.5%, 2010	658,000	733,669
Hanger Orthopedic,		
Sr. Notes, 10.375%, 2009	3,767,000 c	3,870,593
Healthsouth:		
Sr. Notes, 6.875%, 2005	1,001,000 c	1,007,256
Sr. Notes, 7%, 2008	2,964,000 c	2,897,310
Mariner Health Care,		
Sr. Sub. Notes, 8.25%, 2013	1,189,000 a	1,254,395
Medex,		
Sr. Sub. Notes, 8.875%, 2013	2,500,000	2,650,000
Province Healthcare,		
Sr. Sub. Notes, 7.5%, 2013	4,746,000 c	4,603,620
Tenet HealthCare:		
Notes, 7.375%, 2013	4,423,000 c	4,024,930
Sr. Notes, 5.375%, 2006	1,000,000 c	1,010,000
Sr. Notes, 9.875%, 2014	2,672,001 a	2,732,121
Triad Hospitals,		
Sr. Sub. Notes, 7%, 2013	3,340,000 c	3,189,700
		31,058,243
Machinery−1.3%		
Case New Holland:		
Sr. Notes, 6%, 2009	1,090,000 a	1,019,150
Sr. Notes, 9.25%, 2011	5,566,000 a	5,872,130
Hawk,		
Sr. Notes, 12%, 2006	1,029,663	1,057,979
		7,949,259
Manufacturing−2.6%		
Hexcel,		
Sr. Sub. Notes, 9.75%, 2009	3,971,000	4,184,441
JB Poindexter & Co.,		
Sr. Notes, 8.75%, 2014	2,181,000 a	2,224,620
Key Components,		
Sr. Notes, 10.5%, 2008	1,354,000	1,374,310
MAAX,		
Sr. Sub. Notes, 9.75%, 2012	534,000 a	552,690

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Manufacturing (continued)		
Polypore,		
Sr. Sub. Notes, 8.75%, 2012	1,371,000 [a]	1,436,123
SPX,		
Sr. Notes, 7.5%, 2013	2,250,000	2,317,500
TD Funding,		
Sr. Sub. Notes, 8.375%, 2011	2,500,000	2,550,000
Tyco International,		
Notes, 5.8%, 2006	840,000	876,462
		15,516,146
Media−8.9%		
Adelphia Communications,		
Sr. Notes Ser. B, 7.75%, 2009	1,921,000 [b]	1,858,566
CSC Holdings:		
Sr. Notes, 6.75%, 2012	3,422,000 [a,c]	3,302,230
Sr. Notes, Ser. B, 7.625%, 2011	2,000,000	2,015,000
Sr. Notes, 7.875%, 2007	1,977,000	2,065,965
Charter Communications Holdings/Capital:		
Sr. Discount Notes, 0/11.75%, 2011	4,431,000 [f]	2,891,228
Sr. Notes, 8.75%, 2013	4,130,000 [a,c]	3,975,125
Sr. Notes, 10%, 2011	657,000	523,958
Sr. Notes, 10.25%, 2010	5,494,000 [a,c]	5,562,675
Sr. Notes, 10.75%, 2009	3,692,000	3,119,740
Dex Media East/Finance:		
Notes, 12.125%, 2012	3,574,000 [c]	4,190,515
Sr. Notes, 9.875%, 2009	2,700,000	3,044,250
Dex Media West/Finance,		
Sr. Sub Notes, Ser. B, 9.875%, 2013	3,970,000	4,376,925
Granite Broadcasting,		
Secured Notes, 9.75%, 2010	2,000,000 [a]	1,870,000
Gray Television,		
Sr. Sub. Notes, 9.25%, 2011	514,000 [c]	566,043
LBI Media:		
Sr. Discount Notes, 0/11%, 2013	1,492,000 [f]	1,061,185
Sr. Sub. Notes, 10.125%, 2012	1,500,000	1,680,000
Lodgenet Entertainment,		
Sr. Sub. Debs., 9.5%, 2013	548,000	601,430
Nexstar Finance:		
Sr. Discount Notes, 0/11.375%, 2013	2,571,000 [f]	1,851,120
Sr. Sub Notes, 7%, 2014	3,248,000 [c]	3,085,600

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Media (continued)		
Pegasus Communications,		
Sr. Sub. Notes, Ser. B, 12.5%, 2007	4,191,000 [b,c]	2,053,590
Spanish Broadcasting System,		
Sr. Sub. Notes, 9.625%, 2009	4,246,000	4,500,759
		54,195,904
Mining & Metal—2.5%		
AK Steel:		
Sr. Notes, 7.75%, 2012	5,278,000 [c]	4,789,785
Sr. Notes, 7.875%, 2009	2,419,000 [c]	2,273,860
Consol Energy,		
Notes, 7.875%, 2012	3,553,000 [c]	3,686,238
Earle M Jorgensen,		
Secured Notes, 9.75%, 2012	1,320,000	1,452,000
Ispat Inland ULC,		
Sr. Secured Notes, 9.75%, 2014	2,898,000 [a]	2,999,430
		15,201,313
Oil & Gas—4.8%		
Coastal:		
Notes, 7.625%, 2008	3,065,000	2,850,450
Notes, 7.75%, 2010	1,600,000 [c]	1,452,000
Sr. Debs., 6.5%, 2008	1,067,000	965,635
El Paso Production,		
Sr. Notes, 7.75%, 2013	2,040,000	1,881,900
Hanover Compressor:		
Sr. Notes, 8.625%, 2010	1,000,000 [c]	1,040,000
Sr. Notes, 9%, 2014	1,632,000	1,701,360
Hanover Equipment Trust:		
Sr. Secured Notes, Ser A, 8.5%, 2008	3,243,000 [c]	3,445,688
Sr. Secured Notes, Ser. B, 8.75%, 2011	15,000	16,125
McMoRan Exploration,		
Conv. Sr. Notes, 6%, 2008	5,126,000 [a]	6,984,175
Petroleum Geo-Services,		
Notes, 10%, 2010	2,500,000	2,600,000
Pride International,		
Sr. Notes, 7.375%, 2014	801,000 [a]	813,015
Range Resources,		
Sr. Sub Notes, 7.375%, 2013	1,338,000 [a]	1,338,000
Wiser Oil,		
Sr. Sub Notes, 9.5%, 2007	3,762,000	3,827,835
		28,916,183

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Packaging & Containers—2.8%		
Buhrmann US,		
Sr. Sub. Notes, 12.25%, 2009	2,000,000	2,201,191
Graham Packaging,		
Sr. Sub. Notes, Ser. B, 8.75%, 2008	1,835,000	1,853,350
Owens-Brockway:		
Secured Notes, 8.75%, 2012	1,000,000	1,090,000
Sr. Notes, 8.25%, 2013	515,000	534,313
Sr. Secured Notes, 7.75%, 2011	1,025,000 [c]	1,071,125
Sr. Secured Notes, 8.875%, 2009	935,000	1,014,475
Pliant:		
Sr. Secured Discount Notes, 0/11.125%, 2009	1,445,000 [c,f]	1,224,638
Sr. Secured Notes, 11.125%, 2009	520,000 [c]	559,000
Sr. Sub. Notes, 13%, 2010	1,025,000 [c]	922,500
Stone Container:		
Sr. Notes, 8.375%, 2012	1,254,000	1,316,700
Sr. Notes, 9.75%, 2011	2,761,000 [c]	3,050,905
Tekni-Plex:		
Sr. Secured Notes, 8.75%, 2013	1,086,000 [a,c]	1,042,560
Sr. Sub. Notes, Ser. B, 12.75%, 2010	877,000	846,305
		16,727,062
Paper & Forest Products—2.5%		
Appleton Papers,		
Sr. Sub. Notes, 9.75%, 2014	1,604,000 [a]	1,616,030
Buckeye Technologies,		
Sr. Notes, 8.5%, 2013	1,255,000	1,273,825
Georgia-Pacific:		
Sr. Notes, 7.375%, 2008	2,080,000	2,225,600
Sr. Sub. Notes, 8.875%, 2010	8,927,000	10,154,463
		15,269,918
Pipelines—3.3%		
ANR Pipeline,		
Notes, 8.875%, 2010	2,540,000	2,787,650
Dynegy:		
Secured Notes, 9.875%, 2010	5,109,000 [a,c]	5,517,720
Secured Notes, 10.125%, 2013	4,680,000 [a,c]	5,089,500
Pacific Energy Finance,		
Sr. Notes, 7.125%, 2014	1,335,000 [a]	1,361,700
Southern Natural Gas,		
Notes, 8.875%, 2010	2,057,000 [c]	2,257,558

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Pipelines (continued)		
Utilicorp Canada Finance,		
Sr. Notes, 7.75%, 2011	1,069,000 c	983,480
Williams Cos.,		
Sr. Notes, 8.625%, 2010	2,120,000 c	2,342,600
		20,340,208
Real Estate Investment Trust−.5%		
CB Richard Ellis Services,		
Sr. Sub. Notes, 11.25%, 2011	1,500,000	1,717,500
Host Marriott,		
Sr. Notes, Ser. B, 7.875%, 2008	1,469,000	1,513,070
		3,230,570
Residential Mortgage Pass-Through Ctfs.−.1%		
MORSERV,		
Ser. 1996-1, Cl. B5, 7%, 2011	135,130 a	107,536
Residential Accredit Loans,		
Mortgage Asst-Backed Pass-Through Ctfs., REMIC:		
Ser. 1997-QS6, Cl. B2, 7.5%, 2012	75,221	77,628
Ser. 1997-QS6, Cl. B3, 7.5%, 2012	75,030	57,053
		242,217
Retail−1.2%		
Dillards,		
Notes, 6.875%, 2005	94,000	97,525
JC Penney,		
Sr. Notes, 8%, 2010	1,550,000	1,739,875
Remington Arms,		
Sr. Notes, 10.5%, 2011	387,000	377,325
Rite Aid:		
Sr. Secured Notes, 8.125%, 2010	1,180,000	1,247,850
Sr. Secured Notes, 12.5%, 2006	1,025,000 c	1,165,938
Sonic Automotive,		
Sr. Sub. Notes, Ser. B, 8.625%, 2013	1,750,000	1,833,125
VICORP Restaurants,		
Sr. Notes, 10.5%, 2011	955,000 a,c	955,000
		7,416,638
Structured Index−8.4%		
AB Svensk Exportkredit,		
GSNE-ER Indexed Notes, 0%, 2007	6,090,000 a,g	5,843,355
Crown Street Managed Investment		
Transaction Securities "MINTS",		
Floating Rate Part. Sec., Credit Link, 3.55%, 2007	2,750,000 a,d,h	2,743,125

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Structured Index (continued)		
DJ TRAC-X NA:		
Credit Linked Trust Ctfs., 6.05%, 2009	27,473,000 a,c,i	26,820,516
Credit Linked Trust Ctfs., 7.375%, 2009	15,929,000 a,c,i	15,590,509
		50,997,505
Technology—1.2%		
AMI Semiconductor,		
Sr. Sub. Notes, 10.75%, 2013	1,514,000 c	1,775,165
Amkor Technology,		
Sr. Notes, 7.125%, 2011	1,500,000 a,c	1,413,750
ON Semiconductor,		
Notes, 13%, 2008	1,950,000	2,247,375
Seagate Technology,		
Sr. Notes, 8%, 2009	2,000,000 c	2,100,000
		7,536,290
Telecommunications—9.2%		
ACC Escrow,		
Sr. Notes, Ser. B, 10%, 2011	1,532,000	1,329,010
American Tower:		
Sr. Notes, 7.5%, 2012	1,116,000 a,c	1,085,308
Sr. Notes, 9.375%, 2009	4,371,000 c	4,687,898
Sr. Sub. Notes, 7.25%, 2011	1,001,000	1,008,508
American Tower Escrow,		
Discount Notes, 0%, 2008	510,000 e	374,850
Call-Net Enterprises,		
Sr.Secured Notes, 10.625%, 2008	1,000,000 c	1,000,000
Crown Castle International:		
Sr. Notes, 7.5%, 2013	3,009,000	3,009,000
Sr. Notes, 9.375%, 2011	1,716,000 c	1,896,180
Sr. Notes, Ser. B, 7.5%, 2013	1,736,000	1,736,000
Dobson Communications,		
Sr. Notes, 8.875%, 2013	1,090,000 c	833,850
Fairpoint Communications,		
Sr. Notes, 11.875%, 2010	515,000	590,963
Horizon PCS,		
Sr. Notes, 13.75%, 2011	2,850,000 b,c	1,353,750
Innova S de RL,		
Notes, 9.375%, 2013	2,035,000 c	2,141,838
Insight Midwest/Capital,		
Sr. Notes, 10.5%, 2010	2,000,000 a,c	2,190,000

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Telecommunications (continued)		
Kabel Deutschland,		
Sr. Notes, 10.625%, 2014	1,570,000 [a]	1,621,025
MJD Communications,		
Floating Rate Notes, Ser. B, 5.5575%, 2008	4,500,000 [d]	4,275,000
Nextel Communications,		
Sr. Notes, 7.375%, 2015	2,000,000	2,030,000
Nextel Partners,		
Sr. Notes, 12.5%, 2009	1,798,000 [c]	2,103,660
Pegasus Satellite Communications:		
Sr. Notes, 11.25%, 2010	1,336,000 [a,b,c]	674,680
Sr. Notes, 12.375%, 2006	750,000 [b,c]	367,500
Qwest:		
Bank Notes, Ser. A, 6.5%, 2007	3,227,000 [d]	3,356,080
Bank Notes, Ser. B, 6.95%, 2010	1,051,000 [d]	1,037,863
Qwest Services:		
Notes, 13%, 2007	4,226,000 [a,c]	4,838,770
Notes, 14%, 2010	1,600,000 [a]	1,868,000
SBA Communications,		
Sr. Discount Notes, 0/9.75%, 2011	5,962,000 [c,f]	4,441,690
Spectrasite,		
Sr. Notes, 8.25%, 2010	1,559,000 [c]	1,613,565
US Unwired,		
Secured Notes, 10%, 2012	1,068,000 [a]	1,084,020
Verizon Global Funding,		
Notes, 6.75%, 2005	200,000 [a]	210,861
Western Wireless,		
Sr. Notes, 9.25%, 2013	3,227,000	3,339,944
		56,099,813
Textiles & Apparrel−.5%		
Dan River,		
Sr. Notes, 12.75%, 2009	2,006,000 [a,b,c]	571,710
Levi Strauss & Co.,		
Sr. Notes, 12.25%, 2012	353,000 [c]	349,470
William Carter,		
Sr. Sub Notes, Ser. B, 10.875%, 2011	1,663,000	1,891,663
		2,812,843

Bonds and Notes (continued)	Principal Amount ($)	Value ($)
Transportation−1.2%		
Atlantic Express Transportation, Units, 12%, 2008	478,000 [a]	475,610
CHC Helicopter, Sr. Sub. Notes, 7.375%, 2014	1,405,000 [a]	1,387,438
General Maritime, Sr. Notes, 10%, 2013	2,000,000	2,212,500
TFM, S.A. de C.V., Sr. Notes, 10.25%, 2007	3,245,000 [c]	3,228,775
		7,304,323
U.S. Government Securities−.5%		
United States Treasury Notes:		
4%, 6/15/2009	1,800,000	1,815,948
4.75%, 5/15/2014	1,471,000	1,486,799
		3,302,747
Total Bonds and Notes (cost $552,309,226)		**560,717,032**

Options−.0%	Face Amount Covered by Contracts ($)	Value ($)
Put Options;		
U.S. Treasury Note, 2.5%, 5/31/2006 September 2004 @ $99.39 (cost $37,811)	5,975,000	**20,539**

Preferred Stocks−2.2%	Shares	Value ($)
Diversified Financial Service−.1%		
Williams Holdings Of Delaware, Cum. Conv., $2.75	7,800 [a]	**550,875**
Media−1.5%		
Paxson Communications, Cum. Conv., $975	902 [a]	6,403,535
Spanish Broadcasting System, Cum. Conv., Ser. B, $107.5	2,927	3,000,159
		9,403,694

Preferred Stocks (continued)	Shares	Value ($)
Mining & Metals–.6%		
Kaiser Group Holdings, Cum., $3.85	67,539	**3,714,645**
Textiles & Apparel–.0%		
Cluett American, Cum., $12.5	51	**1,033**
Total Prefered Stocks (cost $12,620,385)		**13,670,247**
Common Stocks–2.9%		
Oil & Gas–.0%		
Link Energy	460,276 c,j	**41,425**
Telecommunications–.4%		
AboveNet	64,685	1,875,865
Neon Communications	182,744 j,k	411,174
Stellex Aerostructures	429 j,k	0
		2,287,039
Textiles & Apparel–2.5%		
HCI Direct, Cl. A	910,714 j,k,l,n	**15,117,852**
Total Common Stocks (cost $18,562,876)		**17,446,316**
Other–.0%		
Financial–.0%		
Ono Finance (warrants)	1,000 j	**1**
Mining & Metals–.0%		
Kaiser Group Holdings (rights)	202,510 j,k,n	**0**
Telecommunication–.0%		
AboveNet (warrants)	5,083 j	45,751
AboveNet (warrants)	5,980 j	29,900
Loral Cyberstar (warrants)	164,345 j	1,643
MGC Communications (warrants)	250 a,j	0
Neon Communications (warrants)	182,744 j,k	0
		77,294
Total Other (cost $279,965)		**77,295**

Short-Term Investments−.0%	Principal Amount ($)	Value ($)
U.S. Treasury Bills,		
.95%, 07/01/2004		
(cost $14,991)	15,000	**14,990**

Other Investments−1.4%	Shares		Value ($)
Registered Investment Companies:			
Dreyfus Institutional Cash Advantage Fund	2,931,000	[m]	2,931,000
Dreyfus Institutional Cash Advantage Plus Fund	2,931,000	[m]	2,931,000
Dreyfus Institutional Preferred Plus Money Market Fund	2,931,000	[m]	2,931,000
Total Other Investments			
(cost $8,793,000)			**8,793,000**

Investment of Cash Collateral for Securities Loaned−31.2%			
Registered Investment Company;			
Dreyfus Institutional Cash Advantage Fund			
(cost $189,901,150)	189,901,150	[m]	**189,901,150**

Total Investment (cost $782,519,404)	**129.9%**	**790,640,569**
Liabilities, Less Cash and Receivables	**(29.9%)**	**(182,171,689)**
Net Assets	**100.0%**	**608,468,880**

[a] Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2004, these securities amounted to $201,842,067 or 33.2% of net assets.

[b] Non-income producing—security in default.

[c] All or a portion of these securities are on loan. At June 30, 2004, the total market value of the fund's securities on loan is $181,937,828 and the total market value of the collateral held by the fund is $189,901,150.

[d] Variable rate security—interest rate subject to periodic change.

[e] Units represent bond with warrant attached to purchase common stock.

[f] Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.

[g] Security linked to Goldman Sachs Non-Energy—Excess Return Index.

[h] Credit Linked Notes.

[i] Security linked to a portfolio of debt securities.

[j] Non-income producing security.

[k] The value of these securities has been determined in good faith under the direction of the Board of Trustees.

[l] Investment in non-controlled affiliates (cost $9,805,658)—See note 1(d).

[m] Investments in affiliated money market mutual funds.

[n] Security restricted as to public resale. Investments in restricted securities, with a value of $15,117,852 or 2.5% of net assets, are as follows:

Issuer	Acquisition Date	Purchase Price ($)	Percentage of Net Assets (%)	Valuation ($)
HCI Direct, Cl. A	6/20/2002	10.767	2.48	16.6
Kaiser Group Holdings (rights)	6/26/2001	–	–	–

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2004 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—		
See Statement of Investments (including securities		
on loan, valued at $181,937,828)—Note 1(c):		
Unaffiliated issuers	574,019,596	576,828,567
Affiliated issuers	208,499,808	213,812,002
Cash		6,706,284
Interest and dividends receivable		11,174,368
Receivable for investment securities sold		4,701,828
Receivable for shares of Beneficial Interest subscribed		395,245
Other assets		68,767
		813,687,061
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 2(b)		628,343
Liability for securities on loan—Note 1(c)		189,901,150
Payable for investment securities purchased		12,093,067
Payable for shares of Beneficial Interest redeemed		2,450,578
Other liabilities		145,043
		205,218,181
Net Assets ($)		**608,468,880**
Composition of Net Assets ($):		
Paid-in capital		1,044,988,561
Accumulated distributions in excess of investment income—net		(43,689)
Accumulated net realized gain (loss) on investments		(444,597,157)
Accumulated net unrealized appreciation (depreciation)		
on investments and foreign currency transactions		8,121,165
Net Assets ($)		**608,468,880**

Net Asset Value Per Share				
	Class A	Class B	Class C	Class R
Net Assets ($)	255,222,514	211,201,164	116,588,379	25,456,823
Shares Outstanding	35,043,789	28,969,904	15,989,066	3,494,021
Net Asset Value Per Share ($)	**7.28**	**7.29**	**7.29**	**7.29**

See notes to financial statements.

STATEMENT OF OPERATIONS
Six Months Ended June 30, 2004 (Unaudited)

Investment Income ($):	
Income:	
Interest	21,687,744
Dividends:	
Unaffiliated issuers	724,280
Affiliated issuers	131,794
Income from securities lending	192,668
Total Income	**22,736,486**
Expenses:	
Management fee—Note 2(a)	1,886,960
Distribution and service fees—Note 2(b)	1,564,376
Total Expenses	**3,451,336**
Investment Income—Net	**19,285,150**
Realized and Unrealized Gain (Loss) on Investments—Note 3 ($):	
Net realized gain (loss) on investments and foreign currency transations	8,216,301
Net realized gain (loss) on financial futures	(1,354)
Net realized gain (loss) on swaps transactions	(1,530,639)
Net realized gain (loss) on forward currency exchange contracts	(16,010)
Net Realized Gain (Loss)	**6,668,298**
Net unrealized appreciation (depreciation) on investments and foreign currency transactions	(10,666,010)
Net Realized and Unrealized Gain (Loss) on Investments	**(3,997,712)**
Net Increase in Net Assets Resulting from Operations	**15,287,438**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Operations ($):		
Investment income–net	19,285,150	41,396,075
Net realized gain (loss) on investments	6,668,298	(59,302,124)
Net unrealized appreciation (depreciation) on investments	(10,666,010)	141,501,721
Net Increase (Decrease) in Net Assets Resulting from Operations	**15,287,438**	**123,595,672**
Dividends to Shareholders from ($):		
Investment income–net:		
Class A shares	(8,110,380)	(14,764,836)
Class B shares	(7,535,731)	(22,036,756)
Class C shares	(3,271,845)	(6,525,596)
Class R shares	(387,346)	(104,181)
Total Dividends	**(19,305,302)**	**(43,431,369)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A shares	80,598,520	189,616,421
Class B shares	6,689,071	40,291,681
Class C shares	7,311,597	25,359,160
Class R shares	2,245,563	2,122,931
Net assets received in connection with reorganization–Note 1:		
Class A shares	54,982,849	–
Class B shares	43,560,106	–
Class C shares	48,040,484	–
Class R shares	27,857,157	–

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A shares	3,823,428	7,016,001
Class B shares	2,658,309	6,501,640
Class C shares	1,309,708	2,146,779
Class R shares	362,820	101,800
Cost of shares redeemed:		
Class A shares	(73,362,079)	(154,570,015)
Class B shares	(78,409,959)	(79,046,284)
Class C shares	(25,741,145)	(15,365,410)
Class R shares	(6,486,097)	(1,228,484)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**95,440,332**	**22,946,220**
Total Increase (Decrease) in Net Assets	**91,422,468**	**103,110,523**
Net Assets ($):		
Beginning of Period	517,046,412	413,935,889
End of Period	**608,468,880**	**517,046,412**

	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31, 2003
Capital Share Transactions:		
Class A[a]		
Shares sold	11,412,534	27,218,889
Shares issued in connection with reorganization–Note 1	7,450,835	–
Shares issued for dividends reinvested	519,011	1,002,962
Shares redeemed	(9,944,504)	(22,017,916)
Net Increase (Decrease) in Shares Outstanding	**9,437,876**	**6,203,935**
Class B[a]		
Shares sold	1,177,266	5,811,928
Shares issued in connection with reorganization–Note 1	5,891,364	–
Shares issued for dividends reinvested	360,562	934,823
Shares redeemed	(10,617,019)	(11,228,470)
Net Increase (Decrease) in Shares Outstanding	**(3,187,827)**	**(4,481,719)**
Class C		
Shares sold	1,193,206	3,645,801
Shares issued in connection with reorganization–Note 1	6,497,931	–
Shares issued for dividends reinvested	178,062	307,408
Shares redeemed	(3,511,704)	(2,197,438)
Net Increase (Decrease) in Shares Outstanding	**4,357,495**	**1,755,771**
Class R		
Shares sold	397,674	314,667
Shares issued in connection with reorganization–Note 1	3,773,591	–
Shares issued for dividends reinvested	49,883	14,486
Shares redeemed	(899,979)	(174,477)
Net Increase (Decrease) in Shares Outstanding	**3,321,169**	**154,676**

[a] *During the period ended June 30, 2004, 3,378,014 Class B shares representing $25,002,232 were automatically converted to 3,379,724 Class A shares and during the period ended December 31, 2003, 3,158,289 Class B shares representing $22,641,055 were automatically converted to 3,158,302 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	7.43	6.28	7.94	8.95	10.45	11.33
Investment Operations:						
Investment income–net	.27[b]	.63[b]	.68[b]	.84[b]	1.07	1.12
Net realized and unrealized gain (loss) on investments	(.15)	1.17	(1.62)	(.96)	(1.47)	(.90)
Total from Investment Operations	.12	1.80	(.94)	(.12)	(.40)	.22
Distributions:						
Dividends from investment income–net	(.27)	(.65)	(.72)	(.89)	(1.10)	(1.10)
Net asset value, end of period	7.28	7.43	6.28	7.94	8.95	10.45
Total Return (%)[c]	1.68[d]	29.87	(12.19)	(1.62)	(4.26)	1.99
Ratios/Supplemental Data (%):						
Ratio of operating expenses to average net assets	.95[e]	.97	.95	.95	.95	.95
Ratio of interest expense to average net assets	–	.00[f]	.01	.01	.01	.01
Ratio of net investment income to average net assets	7.47[e]	8.87	10.05	9.91	10.80	10.19
Portfolio Turnover Rate	48.28[d]	235.42	340.47	158.92	26.76	40.79
Net Assets, end of period ($ x 1,000)	255,223	191,270	121,775	114,886	132,652	106,959

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.06, increase net realized and unrealized gain (loss) on investments per share by $.06, and decrease the ratio of net investment income to average net assets from 10.52% to 9.91%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Exclusive of sales charge.

[d] Not annualized.

[e] Annualized.

[f] Amount represents less than .01%.

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	7.43	6.28	7.94	8.95	10.45	11.33
Investment Operations:						
Investment income−net	.25[b]	.59[b]	.66[b]	.80[b]	1.02	1.06
Net realized and unrealized gain (loss) on investments	(.13)	1.18	(1.64)	(.96)	(1.47)	(.89)
Total from Investment Operations	.12	1.77	(.98)	(.16)	(.45)	.17
Distributions:						
Dividends from investment income−net	(.26)	(.62)	(.68)	(.85)	(1.05)	(1.05)
Net asset value, end of period	7.29	7.43	6.28	7.94	8.95	10.45
Total Return (%)[c]	1.57[d]	29.25	(12.64)	(2.10)	(4.74)	1.48
Ratios/Supplemental Data (%):						
Ratio of operating expenses to average net assets	1.45[e]	1.47	1.45	1.45	1.45	1.45
Ratio of interest expense to average net assets	−	.00[f]	.01	.01	.01	.01
Ratio of net investment income to average net assets	6.99[e]	8.46	9.41	9.42	10.32	9.70
Portfolio Turnover Rate	48.28[d]	235.42	340.47	158.92	26.76	40.79
Net Assets, end of period ($ x 1,000)	211,201	239,015	230,011	325,834	403,702	562,605

[a]   *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05, and decrease the ratio of net investment income to average net assets from 10.03% to 9.42%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[b]   *Based on average shares outstanding at each month end.*

[c]   *Exclusive of sales charge.*

[d]   *Not annualized.*

[e]   *Annualized.*

[f]   *Amount represents less than .01%.*

See notes to financial statements.

28

Class C Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	7.43	6.28	7.95	8.96	10.45	11.33
Investment Operations:						
Investment income–net	.24[b]	.57[b]	.64[b]	.78[b]	1.01	1.04
Net realized and unrealized gain (loss) on investments	(.13)	1.18	(1.65)	(.96)	(1.47)	(.90)
Total from Investment Operations	.11	1.75	(1.01)	(.18)	(.46)	.14
Distributions:						
Dividends from investment income–net	(.25)	(.60)	(.66)	(.83)	(1.03)	(1.02)
Net asset value, end of period	7.29	7.43	6.28	7.95	8.96	10.45
Total Return (%)[c]	1.31[d]	29.10	(12.97)	(2.23)	(4.96)	1.23
Ratios/Supplemental Data (%):						
Ratio of operating expenses to average net assets	1.70[e]	1.72	1.70	1.70	1.70	1.70
Ratio of interest expense to average net assets	–	.00[f]	.01	.01	.01	.01
Ratio of net investment income to average net assets	6.75[e]	8.15	9.17	9.17	10.09	9.45
Portfolio Turnover Rate	48.28[d]	235.42	340.47	158.92	26.76	40.79
Net Assets, end of period ($ x 1,000)	116,588	86,479	62,036	84,044	105,167	170,011

[a] *As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.05, increase net realized and unrealized gain (loss) on investments per share by $.05, and decrease the ratio of net investment income to average net assets from 9.78% to 9.17%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.*

[b] *Based on average shares outstanding at each month end.*

[c] *Exclusive of sales charge.*

[d] *Not Annualized.*

[e] *Annualized.*

[f] *Amount represents less than .01%.*

See notes to financial statements.

Class R Shares	Six Months Ended June 30, 2004 (Unaudited)	Year Ended December 31,				
		2003	2002	2001[a]	2000	1999
Per Share Data ($):						
Net asset value, beginning of period	7.43	6.27	7.94	8.95	10.44	11.32
Investment Operations:						
Investment income–net	.22[b]	.67[b]	.70[b]	.86[b]	1.16	1.05
Net realized and unrealized gain (loss) on investments	(.08)	1.16	(1.64)	(.96)	(1.52)	(.80)
Total from Investment Operations	.14	1.83	(.94)	(.10)	(.36)	.25
Distributions:						
Dividends from investment income–net	(.28)	(.67)	(.73)	(.91)	(1.13)	(1.13)
Net asset value, end of period	7.29	7.43	6.27	7.94	8.95	10.44
Total Return (%)	1.96[c]	30.15	(11.99)	(1.26)	(4.02)	2.24
Ratios/Supplemental Data (%):						
Ratio of operating expenses to average net assets	.70[d]	.72	.70	.70	.70	.70
Ratio of interest expense to average net assets	–	.00[e]	.00[e]	.01	.01	.01
Ratio of net investment income to average net assets	7.75[d]	9.26	10.08	10.19	11.01	10.65
Portfolio Turnover Rate	48.28[c]	235.42	340.47	158.92	26.76	40.79
Net Assets, end of period ($ x 1,000)	25,457	1,283	114	131	143	329

[a] As required, effective January 1, 2001, the fund has adopted the provisions of the AICPA Audit and Accounting Guide for Investment Companies and began amortizing discount or premium on fixed income securities on a scientific basis and including paydown gains and losses in interest income. The effect of this change for the period ended December 31, 2001 was to decrease net investment income per share by $.05 and increase net realized and unrealized gain (loss) on investments per share by $.05, and decrease the ratio of net investment income to average net assets from 10.80% to 10.19%. Per share data and ratios/supplemental data for periods prior to January 1, 2001 have not been restated to reflect this change in presentation.

[b] Based on average shares outstanding at each month end.

[c] Not annualized.

[d] Annualized.

[e] Amount represents less than .01%.

See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Limited Term High Yield Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering three series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus") serves as the fund's investment manager. The Manager is a wholly-owned subsidiary of Mellon Financial Corporation ("Mellon Financial").

On April 30, 2004, pursuant to an Agreement and Plan of Reorganization previously approved by the fund's shareholders, all of the assets, subject to the liabilities, of the High Yield Fund of the Bear Stearns Funds, were transferred to the fund in exchange for shares of Beneficial Interest of the fund of equal value. Shareholders of Class A, Class B, Class C and Class Y shares of the High Yield Fund received Class A, Class B, Class C and Class R shares, respectively, of the fund, in each case, in an amount equal to the aggregate net asset value of their respective investment in the High Yield Fund at the time of the exchange. The fund's net asset value on April 30, 2004 was $7.38 per share for Class A shares, $7.39 per share for Class B shares, $7.39 per share for Class C shares and $7.39 per share for Class R shares and a total of 7,450,835 Class A shares, 5,891,364 Class B shares, 6,497,931 Class C shares and 3,773,591 Class R shares, representing net assets of $54,982,849 Class A shares, $43,560,106 Class B shares, $48,040,484 Class C shares and $27,857,157 Class R shares (including $7,843,349 net unrealized appreciation on investments), were issued to the shareholders of the High Yield Fund in the exchange. The exchange was a tax free event to shareholders.

Dreyfus Service Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the Distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B,

Class C and Class R. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. Class R shares are sold primarily to bank trust departments and other financial service providers (including Mellon Financial and its affiliates) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class R shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution and service fees and voting rights on matters affecting a single class.

Investment income, net of expenses (other than class specific expenses) and realized and unrealized gains and losses are allocated daily to each class of shares based upon the relative proportion of net assets of each class.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities (excluding short-term investments (other than U.S. Treasury Bills), options, swap transactions and financial futures) are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Securities for which there are no such valuations are valued at fair value as determined in good faith under the direction of the Board of Trustees. Short-term investments, other than U.S. Treasury Bills, are carried at amortized cost, which approximates value. Financial futures, and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid prices and asked prices. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Swap transactions are valued based on future cash flows and other factors, such as interest rates and underlying securities.

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gain and loss from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

The fund may lend securities to qualified institutions. At origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan will be maintained at all times. Cash collateral is invested in certain money market mutual funds managed by the Manager as shown in the fund's Statement of Investments. The fund will be entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund would bear the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner.

(d) Affiliated issuers: Issuers in which the fund held 5% or more of the outstanding voting securities are defined as "affiliated" in the Act. The following summarizes affiliated issuers during the period ended June 30, 2004:

| | Shares | | | | | |
Name of issuer	Beginning of Period	Purchases	Sales	End of Period	Dividend Income ($)	Market Value ($)
HCI Direct, CL. A	910,714	–	–	910,714	–	15,117,852

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse economic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gain, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gain can be offset by capital loss carry-overs, it is the policy of the fund not to distribute such gain. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

The fund has an unused capital loss carryover of $450,887,386 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2003. If not applied, $1,959,797 of the carryover expires in fiscal 2005, $18,246,245 expires in fiscal 2006, $42,732,799 expires in fiscal 2007, $46,414,386 expires in fiscal 2008, $139,308,651 expires in fiscal 2009, $129,731,870 expires in fiscal 2010 and $72,493,638 expires in fiscal 2011.

Based on certain provisions in the Internal Revenue Code, various limitations regarding the future utilization of these carryforwards, brought forward as a result of the fund's merger with Dreyfus Premier High Yield Securities fund may apply.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2003 was as follows: ordinary income $43,431,369. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Investment Management Fee and Other Transactions with Affiliates:

(a) Investment management fee: Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $40,000 per year, plus $5,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and Trust (the "Dreyfus/Laurel Funds") attended, $2,000 for separate committee meetings attended which are not held in conjunction with a regularly scheduled board meeting and $500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. The Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). In the event that there is a joint committee meeting of the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund, the $2,000 fee will be allocated between the Dreyfus/Laurel Funds and the Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2004, the Distributor retained $24,586 from commissions earned on sales of the fund's Class A shares and $394,080 and $19,173 from contingent deferred sales charges on redemptions of the fund's Class B and Class C shares, respectively.

(b) Distribution and service plan: Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% and .75% of the value of the average daily net assets of Class B and Class C shares, respectively. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended June 30, 2004, Class A, Class B and Class C shares were charged $270,999, $539,574 and $363,012, respectively, pursuant to their respective Plans. During the period ended June 30, 2004, Class B and Class C shares were charged $269,787 and $121,004, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of Due to The Dreyfus Corporation and affiliates in the Statement of Assets and Liabilities consists of: management fees $349,599, Rule 12b-1 distribution plan fees $211,349 and shareholder services plan fees $67,395.

(c) Pursuant to an exemptive order from the Securities and Exchange Commission, the may fund invest its available cash balances in affiliated money market mutual funds as shown in the fund's Statement of

Investments. Management fees of the underlying money market mutual funds have been waived by the Manager.

NOTE 3—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, financial futures, forward currency exchange contracts, options transactions and swap transactions during the period ended June 30, 2004, amounted to $254,332,144 and $289,240,024, respectively.

The fund may purchase and write (sell) call/put options in order to gain exposure to or protect against changes in the market.

As a writer of call options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument decreases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument increases between those dates. At June 30, 2004, there were no call options written outstanding.

As writer of put options, the fund receives a premium at the outset and then bears the market risk of unfavorable changes in the price of the financial instruments underlying the options. Generally, the fund would incur a gain, to the extent of the premium, if the price of the underlying financial instrument increases between the date the option is written and the date on which the option is terminated. Generally, the fund would realize a loss, if the price of the financial instrument decreases between those dates. At June 30, 2004, there were no put options written outstanding.

The fund may invest in financial futures contracts in order to gain exposure to or protect against changes in the market. The fund is exposed to market risk as a result of changes in the value of the underlying financial instruments. Investments in financial futures require the fund to "mark to market" on a daily basis, which reflects the change in the market value of the contracts at the close of each day's trading. Accordingly, variation margin payments are received or made to reflect daily unrealized gains or losses. When the contracts are closed, the fund recognizes a realized gain or loss. These investments require initial margin deposits with a broker. The amount of these deposits is determined by the exchange or Board of Trade on which the contract is traded and is subject to change. At June 30, 2004, there were no financial futures contracts outstanding.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. At June 30, 2004, there were no forward currency exchange contracts outstanding.

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

Total return swaps involve commitments to pay interest in exchange for a market-linked return based on a notional amount. To the extent the total return of the security or index underlying the transaction exceeds or falls short of the offsetting interest rate obligation, the fund will receive a payment from or make a payment to the counterparty, respectively. Total return swaps are marked-to-market daily and the change, if any, is recorded as unrealized appreciation or depreciation in the Statement of Operations. Periodic payments received or made at the end of each measurement period, but prior to termination, are recorded as realized gains or losses in the Statement of Operations. At June 30, 2004, there were no total return swaps outstanding.

Credit default swaps involve commitments to pay a fixed rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest, bankruptcy, or restructuring. Net periodic interest payments to be received or paid are accrued daily and are recorded in net realized gain (loss) on swap transactions in the Statement of Operations. Credit default swaps are market-to-market daily and the charge, if any is recorded as unrealized appreciation or depreciation in the Statement of Operations. At June 30, 2004, there were no credit default swaps outstanding.

Realized gains or losses on maturity or termination of swaps are presented in the Statement of Operations. Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2004, accumulated net unrealized appreciation on investments was $8,121,165, consisting of $32,583,478 gross unrealized appreciation and $24,462,313 gross unrealized depreciation.

At June 30, 2004, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

NOTE 4—Bank Lines of Credit:

The fund may borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit and participates with other Dreyfus-managed funds in a $100 million unsecured line of credit primarily to be utilized for temporary or emergency purposes, including the financing of redemptions. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowings. During the period ended June 30, 2004, the fund did not borrow under the line of credit.

NOTE 5—Legal Matters:

Two class actions (which have been consolidated) have been filed against Mellon Financial and Mellon Bank, N.A., and Dreyfus and Founders Asset Management LLC (the "Investment Advisers"), and the directors of all or substantially all of the Dreyfus funds, alleging that the Investment Advisers improperly used assets of the Dreyfus funds, in the form of directed brokerage commissions and 12b-1 fees, to pay brokers to promote sales of Dreyfus funds, and that the use of fund assets to make these payments was not properly disclosed to investors. The complaints further allege that the directors breached their fiduciary duties to fund shareholders under the Investment Company Act of 1940 and at common law. The complaints seek unspecified compensatory and punitive damages, rescission of the funds' contracts with the Investment Advisers, an accounting of all fees paid, and an award of attorneys' fees and litigation expenses. Dreyfus and the Dreyfus funds believe the allegations to be totally without merit and will defend the actions vigorously.

Additional lawsuits arising out of these circumstances and presenting similar allegations and requests for relief may be filed against the defendants in the future. Neither Dreyfus nor the Dreyfus funds believe that any of the pending actions will have a material adverse effect on the Dreyfus funds or Dreyfus' ability to perform its contracts with the Dreyfus funds.

For More Information

To obtain information:

By telephone
Call your financial representative or 1-800-554-4611

By mail Write to:
The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard
Uniondale, NY 11556-0144

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities is available, without charge, by calling the telephone number listed above, or by visiting the SEC's website at http://www.sec.gov

Dreyfus Premier Limited Term High Yield Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

Mellon Bank, N.A.
One Mellon Bank Center
Pittsburgh, PA 15258

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

Dreyfus Service Corporation
200 Park Avenue
New York, NY 10166

 0029SA0604